PROSPECTUS                                      FILED PURSUANT TO RULE 424(b)(1)
                          REGISTRATION STATEMENT NO.S 333-68372 AND 333-68372-01

                         1,400,000 PREFERRED SECURITIES

                        LOCAL FINANCIAL CAPITAL TRUST I

                  9.00% CUMULATIVE TRUST PREFERRED SECURITIES
                (LIQUIDATION AMOUNT $25 PER PREFERRED SECURITY)
               FULLY, IRREVOCABLY AND UNCONDITIONALLY GUARANTEED
          ON A SUBORDINATED BASIS, AS DESCRIBED IN THIS PROSPECTUS, BY

                                     [LOGO]

                             ---------------------

    Local Financial Capital Trust I is offering 1,400,000 preferred securities at $25 per security. The preferred securities represent an indirect interest in our 9.00% subordinated debentures. The subordinated debentures have the same payment terms as the preferred securities and will be purchased by the trust using the proceeds received from its offering of the preferred securities.

    The preferred securities have been approved for inclusion in the Nasdaq National Market under the symbol "LFINP." Trading is expected to commence on or prior to delivery of the preferred securities.

                            ------------------------

    INVESTING IN THE PREFERRED SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 13.
                             ---------------------

    THE PREFERRED SECURITIES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OBLIGATIONS OF ANY BANK AND ARE NOT INSURED BY THE BANK INSURANCE FUND OF THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                                                              PER PREFERRED
                                                                SECURITY         TOTAL
                                                              -------------   -----------
Public offering price.......................................     $25.00       $35,000,000
Proceeds to the trust.......................................     $25.00       $35,000,000

    This is a firm commitment underwriting. We will pay underwriting commissions of $1.00 per preferred security, or a total of $1,400,000, to the underwriters for arranging the investment in our subordinated debentures. The underwriters have been granted a 30-day option to purchase up to an additional 210,000 preferred securities to cover over-allotments, if any.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE
  ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

STIFEL, NICOLAUS & COMPANY
         INCORPORATED

                  LEGG MASON WOOD WALKER
                                  INCORPORATED

                                    FRIEDMAN BILLINGS RAMSEY

September 10, 2001

                                     [LOGO]

                                     [LOGO]

                    CORPORATE HEADQUARTERS
---------------------------------------------------------------
Oklahoma City

                       BRANCH LOCATIONS
---------------------------------------------------------------
Ardmore                            Miami
Bethany                            Midwest City
Broken Arrow                       Monkey Island
Chandler                           Moore
Chickasha                          Muskogee
Claremore                          Norman
Clinton                            Owasso
Commerce                           Pauls Valley
Oklahoma City (8)                  Purcell
Duncan (2)                         Sand Springs (2)
Edmond (2)                         Sapulpa
Elk City                           Shawnee
Grove                              Sulphur
Guthrie                            Tulsa (6)
Lawton (5)                         Weatherford
Lindsay                            Yukon

                                    SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN, OR INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS. BECAUSE THIS IS A SUMMARY, IT MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. THEREFORE, YOU SHOULD ALSO READ THE MORE DETAILED INFORMATION SET FORTH IN THIS PROSPECTUS, OUR FINANCIAL STATEMENTS AND THE OTHER INFORMATION THAT IS INCORPORATED BY REFERENCE IN THIS PROSPECTUS, BEFORE MAKING A DECISION TO INVEST IN THE PREFERRED SECURITIES. THE WORDS "WE," "OUR" AND "US" REFER TO LOCAL FINANCIAL CORPORATION AND ITS WHOLLY-OWNED SUBSIDIARY, LOCAL OKLAHOMA BANK, NATIONAL ASSOCIATION, UNLESS WE INDICATE OTHERWISE. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS WILL NOT EXERCISE THEIR OPTION TO PURCHASE ADDITIONAL PREFERRED SECURITIES TO COVER OVER-ALLOTMENTS.

                          LOCAL FINANCIAL CORPORATION

    We are a bank holding company headquartered in Oklahoma City, Oklahoma. Through our subsidiary, Local Oklahoma Bank, National Association, we offer a full range of commercial banking products and related financial services through our bank's 51 branch offices located primarily within the metropolitan areas of Oklahoma City, Tulsa and Lawton, Oklahoma. At June 30, 2001, we had total assets of $2.59 billion, total net loans receivable of $1.87 billion, total deposits of $1.79 billion, and total stockholders' equity of $171.7 million. On the basis of a ranking by in-market deposits, using data as of June 30, 2000, our bank was the third largest Oklahoma-based bank.

    In September 1997, a group led by Mr. Edward A. Townsend, our present Chairman of the Board and Chief Executive Officer, negotiated the purchase of the company from its prior owners. Following the purchase of the company, management restructured our balance sheet and began a number of initiatives in order to shift our operations to those of a commercial bank and execute our business strategy. In 1998, we formed a corporate lending unit to focus on the origination of commercial loans within the state of Oklahoma and we have since continually enhanced our infrastructure and payment systems in order to accommodate the expected growth in commercial transactions. In 1999, our bank converted from a federal savings bank to a national banking association and we registered with the Federal Reserve as a bank holding company. We reduced our portfolio of investment securities, reinvested the proceeds into higher yielding commercial loans, and securitized a substantial portion of our fixed-rate residential mortgage loans. We are focused on increasing our demand deposits while decreasing our reliance on higher-paying, longer-term certificates of deposit. We have increased and continue to increase our generation of noninterest income through expanded product offerings and increased cross-selling opportunities while we control the growth of our operating expenses.

FINANCIAL HIGHLIGHTS

    Our recent financial performance is evidence of our commercial banking focus and the execution of our business strategy:

                                                          AS OF OR FOR THE                 AS OF OR FOR THE
                                                          SIX MONTHS ENDED                   YEARS ENDED
                                                              JUNE 30,                       DECEMBER 31,
                                                       -----------------------   ------------------------------------
                                                          2001         2000         2000         1999         1998
                                                       ----------   ----------   ----------   ----------   ----------
                                                             (UNAUDITED)
                                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income...........................................  $   13,823   $   11,129   $   23,814   $   21,992   $   18,437
Diluted net income per share.........................        0.65         0.54         1.16         1.07         0.89
Book value per share.................................        8.36         6.69         7.61         6.25         5.78
Total assets.........................................   2,591,348    2,367,661    2,377,011    2,381,607    2,128,979
Gross commercial loans...............................   1,485,756    1,312,560    1,425,382    1,183,368      927,682
Loans receivable, net................................   1,871,352    1,804,824    1,848,876    1,685,550    1,362,272
Savings and demand deposits..........................     689,811      550,878      669,659      532,370      454,759
Total deposits.......................................   1,792,558    1,865,606    1,931,793    1,848,340    1,668,074
Stockholders' equity.................................     171,738      137,376      156,271      128,294      118,806
Return on average assets.............................        1.09%        0.95%        1.00%        0.99%        0.93%
Return on average common equity......................       17.11        17.07        17.18        17.65        17.73
Net interest margin..................................        3.45         3.38         3.44         3.46         2.91
Net charge-offs to average loans.....................        0.14         0.06         0.15         0.12         0.11

BUSINESS STRATEGY

    Our business strategy is to provide our customers with the range of banking products and services of a regional bank while retaining the appeal and level of individualized service of a community bank. We feel we are well positioned to attract new customers and increase our market share. The key components of our strategy are:

    - FOCUS ON COMMERCIAL LENDING AND COMMUNITY PRESENCE OF OUR COMMERCIAL LENDING OFFICERS. During 1998, we formed our corporate lending unit which is focused on commercial lending within Oklahoma. We have added experienced lending officers with strong community ties and banking relationships, many of whom have left regional or national banks as a result of the attractiveness of our bank's relationship-oriented approach and the growing consolidation within the banking industry. At June 30, 2001, our bank's corporate lending unit had 27 senior lending officers who had an average of 20 years of banking experience. Although we continue to originate commercial loans throughout the United States through a network of mortgage bankers and correspondent banks, we have increased our emphasis on the origination of commercial loans within Oklahoma.

    - STRONG COMMITMENT TO HIGHLY-PERSONALIZED, RELATIONSHIP-ORIENTED CUSTOMER SERVICE. We believe that the consolidation among financial institutions in Oklahoma has created significant opportunities for our bank due to the perceived lack of attention being paid by many large regional and national banks to certain customers, primarily our bank's targeted customer base of small to medium-sized businesses (up to $100 million in annual sales), professionals and other individuals. We emphasize personalized client relationships and provide our customers with customized financial services that address their particular needs. In addition, we have streamlined our credit approval process which we believe permits us to process loan requests more efficiently than many of our larger competitors.

    - EXPANDED PRODUCT OFFERING. We provide our customers with a full range of consumer and commercial products and services. Our consumer services include checking and savings accounts, certificates of deposit, IRAs, various loans, safe deposit boxes, professional financial planning and online banking. We also offer commercial services including online commercial banking, commercial checking, commercial lending, cash management and investment services and real estate loans. We continue to explore the addition of financial services that we do not currently offer in an effort to diversify and increase our fee income, strengthen our customer relationships and broaden our product lines. In 1998, we acquired and expanded Local Securities Corporation, a registered broker-dealer that offers retail investment products to our customers through our branch offices.

    - STRATEGIC BRANCH LOCATIONS. We currently have 51 branch offices located primarily in the major metropolitan areas of Oklahoma City, Tulsa and Lawton, which are more densely populated and have a higher number of businesses as compared to other areas of Oklahoma. We are working to expand the market presence of our existing offices in these metropolitan areas while continuing to explore other markets within Oklahoma that present opportunities for growth.

    - SELECTIVE ACQUISITIONS. Since 1998, we have expanded our franchise through strategic acquisitions designed to increase our deposits and branch office locations. In February 1998, we acquired Green Country Bank which had three branch offices in northeastern Oklahoma. In October 1998, we acquired Citizens Bank, with five offices in Lawton and one in Norman, Oklahoma. These two acquisitions contributed $281.5 million in assets and $238.7 million of deposits as of the respective acquisition dates. In October 1999, we acquired Guthrie Federal Savings Bank with one office north of Oklahoma City. Through this acquisition, we acquired
      $45.0 million of assets and $36.7 million of deposits. We intend to continue to evaluate financial information about companies which may lead to the acquisition of such companies. We currently have no agreements or understandings, however, to acquire all or part of any other company.

EXPERIENCED MANAGEMENT TEAM

    Mr. Townsend, our Chairman and Chief Executive Officer, has over 34 years of banking experience, including 13 years in the Oklahoma market. Since 1997, Mr. Townsend has assembled a team of experienced senior bankers with varied backgrounds. These officers include Jan A. Norton, our President, who has over 34 years of banking experience, James N. Young, President of the Tulsa Region and Manager of Commercial Lending of the bank, who has 27 years of banking experience, and Richard L. Park, our Executive Vice President and Chief Financial Officer, who has 28 years of banking experience. We currently have a total of 10 senior executive officers. These officers have an average of 28 years of experience in the banking industry.

                        LOCAL FINANCIAL CAPITAL TRUST I

    Local Financial Capital Trust I is a statutory business trust created under Delaware law. We created the trust to offer the preferred securities and to purchase the debentures. The trust has a term of 31 years, but may be dissolved earlier as provided in the trust agreement. Upon issuance of the preferred securities offered by this prospectus, the purchasers in this offering will own all of the issued and outstanding preferred securities of the trust. In exchange for our capital contribution to the trust, we will own all of the common securities of the trust.

    The trust's and our principal offices are located at 3601 N.W. 63rd Street, Oklahoma City, Oklahoma 73116. The telephone number for us and the trust is
(405) 841-2100.

                                  THE OFFERING

The issuer................................  Local Financial Capital Trust I

Securities being offered..................  1,400,000 preferred securities, which represent preferred undivided beneficial interests in the assets
                                            of the trust. Those assets will consist solely of the
                                            debentures and payments received on the debentures.

                                            The trust will sell the preferred securities to the
                                            public for cash. The trust will use that cash to buy the
                                            debentures from us.

Offering price............................  $25 per preferred security.

When distributions will be paid to you....  If you purchase the preferred securities, you are entitled to receive cumulative cash distributions at a
                                            9.00% annual rate. Distributions will accumulate from
                                            the date the trust issues the preferred securities and
                                            are to be paid quarterly on March 31, June 30,
                                            September 30 and December 31 of each year, beginning
                                            December 31, 2001. As long as the preferred securities
                                            are represented by a global security, the record date
                                            for distributions on the preferred securities will be
                                            the business day prior to the distribution date. We may
                                            defer the payment of cash distributions, as described
                                            below.

When the preferred securities must be
  redeemed................................  The debentures will mature and the preferred securities must be redeemed on September 30, 2031. We have the
                                            option, however, to shorten the maturity date to a date
                                            not earlier than September 30, 2006. We will not shorten
                                            the maturity date unless we have received the prior
                                            approval of the Board of Governors of the Federal
                                            Reserve System, if required.

Redemption of the preferred securities
  before September 30, 2031 is
  possible................................  The trust must redeem the preferred securities when the debentures are paid at maturity or upon any earlier
                                            redemption of the debentures. We may redeem all or part
                                            of the debentures at any time on or after September 30,
                                            2006. In addition, we may redeem, at any time, all of
                                            the debentures if:

                                                - there is a change in existing laws or regulations,
                                                or new official administrative or judicial
                                                  interpretation or application of these laws and
                                                  regulations, that causes the interest we pay on
                                                  the debentures to no longer be deductible by us
                                                  for federal tax purposes; or the trust becomes
                                                  subject to federal income tax; or the trust
                                                  becomes or will become subject to other taxes or
                                                  governmental charges;

                                                - there is a change in existing laws or regulations
                                                that requires the trust to register as an investment
                                                  company; or

                                                - there is a change in the capital adequacy
                                                guidelines of the Federal Reserve that results in
                                                  the preferred securities not being counted as
                                                  Tier 1 capital.

                                            We may also redeem debentures at any time, and from time
                                            to time, in an amount equal to the liquidation amount of
                                            any preferred securities we purchase, plus a
                                            proportionate amount of common securities, but only in
                                            exchange for a like amount of the preferred securities
                                            and common securities then owned by us.

                                            Redemption of the debentures prior to maturity will be
                                            subject to the prior approval of the Federal Reserve, if
                                            approval is then required. If your preferred securities
                                            are redeemed by the trust, you will receive the
                                            liquidation amount of $25 per preferred security, plus
                                            any accrued and unpaid distributions to the date of
                                            redemption.

We have the option to extend the interest
  payment period..........................  The trust will rely solely on payments made by us under the debentures to pay distributions on the preferred
                                            securities. As long as we are not in default under the
                                            indenture relating to the debentures, we may, at one or
                                            more times, defer interest payments on the debentures
                                            for up to 20 consecutive quarters, but not beyond
                                            September 30, 2031. If we defer interest payments on the
                                            debentures:

                                                - the trust will also defer distributions on the
                                                preferred securities;

                                                - the distributions you are entitled to will
                                                accumulate; and

                                                - these accumulated distributions will earn interest
                                                at an annual rate of 9.00%, compounded quarterly,
                                                  until paid.

                                            At the end of any deferral period, we will pay to the
                                            trust all accrued and unpaid interest under the
                                            debentures. The trust will then pay all accumulated and
                                            unpaid distributions to you.

You will still be taxed if distributions
  on the preferred securities are
  deferred................................  If a deferral of payment occurs, you will still be required to recognize the deferred amounts as income for
                                            federal income tax purposes in advance of receiving
                                            these amounts, even if you are a cash-basis taxpayer.

Our full and unconditional guarantee of
  payment.................................  Our obligations described in this prospectus, in the aggregate, constitute a full, irrevocable and
                                            unconditional guarantee by us on a subordinated basis,
                                            of the obligations of the trust

                                            under the preferred securities. We have entered into a
                                            guarantee agreement whereby we have guaranteed that the
                                            trust will use its assets to pay the distributions on
                                            the preferred securities and the liquidation amount upon
                                            liquidation of the trust. However, the guarantee does
                                            not apply when the trust does not have sufficient funds
                                            to make the payments. If we do not make payments on the
                                            debentures, the trust will not have sufficient funds to
                                            make payments on the preferred securities. In this
                                            event, your remedy is to institute a legal proceeding
                                            directly against us for enforcement of payments under
                                            the debentures.

We may distribute the debentures directly
  to you..................................  We may, at any time after September 8, 2004, dissolve the trust and distribute the debentures to you, subject
                                            to the prior approval of the Federal Reserve, if
                                            required. If we distribute the debentures, we will use
                                            our best efforts to list them on a national securities
                                            exchange or comparable automated quotation system.

How the securities will rank in right of
  payment.................................  Our obligations under the preferred securities, debentures and guarantee are unsecured and will rank as
                                            follows with regard to right of payment:

                                                - the preferred securities will rank equally with
                                                the common securities of the trust. The trust will
                                                  pay distributions on the preferred securities and
                                                  the common securities pro rata. However, if we
                                                  default with respect to the debentures, then no
                                                  distributions on the common securities of the
                                                  trust or our common stock will be paid until all
                                                  accumulated and unpaid distributions on the
                                                  preferred securities have been paid;

                                                - our obligations under the debentures and the
                                                guarantee are unsecured and generally will rank
                                                  junior in priority to our existing and future
                                                  senior and subordinated indebtedness, which had an
                                                  aggregate $41.0 million outstanding principal
                                                  balance at June 30, 2001; and

                                                - because we are a holding company, the debentures
                                                and the guarantee will effectively be subordinated
                                                  to all depositors' claims, as well as existing and
                                                  future liabilities of our subsidiaries.

Voting rights of the preferred
  securities..............................  Except in limited circumstances, holders of the preferred securities will have no voting rights.

Nasdaq National Market symbol.............  LFINP.

You will not receive certificates.........  The preferred securities will be represented by a global security that will be deposited with and registered in
                                            the name of The Depository Trust Company, New York, New
                                            York, or its nominee. This means that you will not
                                            receive a certificate

                                            for the preferred securities, and your beneficial
                                            ownership interests will be recorded through the DTC
                                            book-entry system.

How the proceeds of this offering will be
  used....................................  The trust will invest all of the proceeds from the sale of the preferred securities in the debentures. We
                                            estimate that the net proceeds to us from the sale of
                                            the debentures to the trust, after deducting
                                            underwriting expenses and commissions, will be
                                            approximately $33.4 million. We expect to use the net
                                            proceeds from the sale of the debentures for general
                                            corporate purposes, including capital contributions to
                                            our bank to support its growth strategy, for working
                                            capital and for repurchases of our common stock. We may
                                            also use a portion of the net proceeds for acquisitions
                                            by either us or our bank, although neither we nor our
                                            bank presently have any understandings with respect to
                                            any such acquisition. Initially, the net proceeds may be
                                            used to make short-term investments.

    Before purchasing the preferred securities being offered, you should carefully consider the "Risk Factors" beginning on page 13.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

    The following table summarizes our selected consolidated financial information and other financial data. The summary balance sheet data and summary operations data, insofar as they relate to, as of, or for the years ended December 31, 2000, 1999, 1998, the summary balance sheet data as of December 31, 1997, and the summary balance sheet data and summary operations data to, as of, or for the years ended June 30, 1997 and 1996, are derived from our audited consolidated financial statements. The summary balance sheet data and summary operations data as of or for the six month periods ended June 30, 2001 and 2000 and the summary operations data for the twelve months ended December 31, 1997 are derived from our unaudited consolidated financial statements. In our opinion, all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of results as of or for the six month periods ended June 30, 2001 and 2000 have been included. This information should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2000 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and
June 30, 2001. Results for past periods are not necessarily indicative of results that may be expected for any future period, and results for the six month period ended June 30, 2001 are not necessarily indicative of results that may be expected for the full year ending December 31, 2001. In June 1998, we changed our fiscal year end from June 30 to December 31.

                                         AS OF OR FOR THE                 AS OF OR FOR THE
                                         SIX MONTHS ENDED                   YEARS ENDED
                                             JUNE 30,                       DECEMBER 31,
                                      -----------------------   ------------------------------------
                                         2001         2000         2000         1999         1998
                                      ----------   ----------   ----------   ----------   ----------
                                            (UNAUDITED)
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED CONSOLIDATED INFORMATION:
  SUMMARY OPERATIONS DATA:
    Interest income.................  $   96,840   $   91,326   $  190,202   $  168,298   $  147,204
    Interest expense................      54,884       53,276      111,852       94,787       92,438
                                      ----------   ----------   ----------   ----------   ----------
    Net interest income.............      41,956       38,050       78,350       73,511       54,766
    Provision for loan losses.......      (1,900)      (1,000)      (2,700)      (2,000)      (1,450)
                                      ----------   ----------   ----------   ----------   ----------
    Net interest income after
      provision for loan losses.....      40,056       37,050       75,650       71,511       53,316
    Non-interest income (loss)......      10,122        8,947       17,933       18,542       14,782
    Non-interest expense............      29,608       27,211       54,516       55,177       39,407
                                      ----------   ----------   ----------   ----------   ----------
    Income (loss) before provision
      (benefit) for income taxes and
      extraordinary items...........      20,570       18,786       39,067       34,876       28,691
    Provision (benefit) for income
      taxes.........................       6,743        6,786       14,331       12,627       10,254
                                      ----------   ----------   ----------   ----------   ----------
    Income (loss) before
      extraordinary item............      13,827       12,000       24,736       22,249       18,437
    Extraordinary item, net of
      tax...........................          (4)        (871)        (922)        (257)          --
                                      ----------   ----------   ----------   ----------   ----------
    Net income (loss)...............  $   13,823   $   11,129   $   23,814   $   21,992   $   18,437
                                      ==========   ==========   ==========   ==========   ==========
  PER COMMON SHARE DATA:
    Income (loss) before
      extraordinary item:
      Basic.........................  $     0.67   $     0.58   $     1.20   $     1.08   $     0.90
      Diluted.......................        0.65         0.58         1.20         1.08         0.89
    Net income (loss):
      Basic.........................        0.67         0.54         1.16         1.07         0.90
      Diluted.......................        0.65         0.54         1.16         1.07         0.89
    Book value per share............        8.36         6.69         7.61         6.25         5.78
    Tangible book value per share...        7.57         5.83         6.79         5.36         4.92
    Weighted average common and
      common equivalent shares(3):
      Basic.........................  20,539,032   20,537,209   20,537,209   20,537,209   20,431,698
      Diluted.......................  21,181,118   20,537,209   20,537,209   20,537,209   20,607,119

                                      AS OF OR FOR THE
                                       TWELVE MONTHS        AS OF OR FOR THE
                                           ENDED               YEARS ENDED
                                        DECEMBER 31,            JUNE 30,
                                      ----------------   -----------------------
                                            1997            1997         1996
                                      ----------------   ----------   ----------
                                        (UNAUDITED)
                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED CONSOLIDATED INFORMATION:
  SUMMARY OPERATIONS DATA:
    Interest income.................     $  188,768      $  222,664   $  236,156
    Interest expense................        137,022         169,761      187,488
                                         ----------      ----------   ----------
    Net interest income.............         51,746          52,903       48,668
    Provision for loan losses.......        (44,272)(1)     (28,428)(1)     (5,117)
                                         ----------      ----------   ----------
    Net interest income after
      provision for loan losses.....          7,474          24,475       43,551
    Non-interest income (loss)......       (126,458)(2)     (17,124)(2)     10,316
    Non-interest expense............         42,569          49,256       35,427
                                         ----------      ----------   ----------
    Income (loss) before provision
      (benefit) for income taxes and
      extraordinary items...........       (161,553)        (41,905)      18,440
    Provision (benefit) for income
      taxes.........................        (52,362)        (11,860)       4,872
                                         ----------      ----------   ----------
    Income (loss) before
      extraordinary item............       (109,191)        (30,045)      13,568
    Extraordinary item, net of
      tax...........................             --              --           --
                                         ----------      ----------   ----------
    Net income (loss)...............     $ (109,191)     $  (30,045)  $   13,568
                                         ==========      ==========   ==========
  PER COMMON SHARE DATA:
    Income (loss) before
      extraordinary item:
      Basic.........................     $    (6.52)     $    (1.95)  $     0.88
      Diluted.......................          (6.52)          (1.95)        0.88
    Net income (loss):
      Basic.........................          (6.52)          (1.95)        0.88
      Diluted.......................          (6.52)          (1.95)        0.88
    Book value per share............           4.19            6.66         7.02
    Tangible book value per share...           4.10            6.51         6.78
    Weighted average common and
      common equivalent shares(3):
      Basic.........................     16,754,795      15,400,000   15,400,000
      Diluted.......................     16,754,795      15,400,000   15,400,000

                                                                                                          AS OF OR FOR THE
                                            AS OF OR FOR THE                 AS OF OR FOR THE              TWELVE MONTHS
                                            SIX MONTHS ENDED                   YEARS ENDED                     ENDED
                                                JUNE 30,                       DECEMBER 31,                 DECEMBER 31,
                                         -----------------------   ------------------------------------   ----------------
                                            2001         2000         2000         1999         1998            1997
                                         ----------   ----------   ----------   ----------   ----------   ----------------
                                               (UNAUDITED)                                                  (UNAUDITED)
                                                                      (DOLLARS IN THOUSANDS)
  SUMMARY BALANCE SHEET DATA:
    Total assets.......................  $2,591,348   $2,367,661   $2,377,011   $2,381,607   $2,128,979      $1,881,365
    Loans receivable, net..............   1,871,352    1,804,824    1,848,876    1,685,550    1,362,272         953,470
    Securities available for sale and
      held to maturity.................     513,091      413,052      354,048      529,230      570,964         518,107
    Deposits...........................   1,792,558    1,865,606    1,931,793    1,848,340    1,668,074       1,602,533
    FHLB advances......................     500,026      276,156      190,028      302,035      220,033          80,136
    Long-term debt.....................      41,010       43,160       41,160       75,250       80,000          80,000
    Stockholders' equity...............     171,738      137,376      156,271      128,294      118,806          82,625

SELECTED CONSOLIDATED OTHER FINANCIAL
  DATA(4):
  PERFORMANCE RATIOS:
    Return on average assets...........        1.09%        0.95%        1.00%        0.99%        0.93%          (4.35)%
    Return on average common equity....       17.11        17.07        17.18        17.65        17.73         (117.17)
    Average yield on earning assets....        8.01         8.10         8.35         7.92         7.81            7.77
    Cost of funds......................        5.01         5.21         5.40         4.90         5.24            5.86
    Net interest spread(5).............        3.00         2.89         2.95         3.02         2.57            1.91
    Net interest margin(6).............        3.45         3.38         3.44         3.46         2.91            2.13
    Noninterest expense to average
      assets(7)........................        2.29         2.27         2.30         2.41         1.90            1.64
    Efficiency ratio(8)(9).............       55.90        56.85        55.60        58.76        54.61             N/M

  ASSET QUALITY RATIOS:
    Nonperforming assets to total
      assets...........................        0.36%        0.36%        0.46%        0.32%        0.20%           0.05%
    Nonperforming loans to total
      loans............................        0.44         0.45         0.53         0.40         0.26            0.06
    Allowance for loan losses to total
      loans............................        1.46         1.54         1.51         1.65         2.00            2.09
    Allowance for loan losses to
      nonperforming loans..............         331          346          283          415          780           3,272
    Net charge-offs to average loans...        0.14         0.06         0.15         0.12         0.11            2.82

  CAPITAL RATIOS OF THE COMPANY(10):
    Total stockholders' equity to total
      assets...........................        6.63%        5.80%        6.57%        5.39%        5.58%           4.39%
    Leverage ratio.....................        5.85         5.25         5.61         4.71           --              --
    Tier I risk-based capital ratio....        7.90         7.07         7.74         6.81           --              --
    Total risk-based capital ratio.....        9.15         8.33         9.00         8.07           --              --

  CAPITAL RATIOS OF THE BANK(11):
    Leverage or tangible capital
      ratio............................        7.38%        6.99%        7.30%        7.93%        7.61%           6.89%
    Tier I risk-based capital ratio....        9.97         9.43        10.08        11.48         7.63            6.98
    Total risk-based capital ratio.....       11.23        10.68        11.34        12.74        13.08           14.14

  RATIO OF EARNINGS TO FIXED
    CHARGES(12):
    Including interest expense on
      deposits.........................        1.37x        1.35x        1.35x        1.37x        1.31x            N/M
    Excluding interest expense on
      deposits.........................        2.58         2.65         2.67         2.44         2.62             N/M

  OTHER DATA:
    Number of full service customer
      facilities.......................          51           51           51           51           50              41
    Approximate number of full-time
      equivalent employees.............         816          780          810          777          694             525


                                            AS OF OR FOR THE
                                               YEARS ENDED
                                                JUNE 30,
                                         -----------------------
                                            1997         1996
                                         ----------   ----------

                                         (DOLLARS IN THOUSANDS)
  SUMMARY BALANCE SHEET DATA:
    Total assets.......................  $2,625,181   $3,278,511
    Loans receivable, net..............   1,013,824    1,018,135
    Securities available for sale and
      held to maturity.................     985,565    1,741,725
    Deposits...........................   1,644,356    1,602,460
    FHLB advances......................     531,161      439,011
    Long-term debt.....................       7,010       14,020
    Stockholders' equity...............     102,629      108,059
SELECTED CONSOLIDATED OTHER FINANCIAL
  DATA(4):
  PERFORMANCE RATIOS:
    Return on average assets...........       (0.98)%       0.41%
    Return on average common equity....      (28.77)       10.00
    Average yield on earning assets....        7.47         7.36
    Cost of funds......................        5.90         6.00
    Net interest spread(5).............        1.57         1.36
    Net interest margin(6).............        1.78         1.52
    Noninterest expense to average
      assets(7)........................        1.56         1.04
    Efficiency ratio(8)(9).............       56.14        57.07
  ASSET QUALITY RATIOS:
    Nonperforming assets to total
      assets...........................        0.48%        0.49%
    Nonperforming loans to total
      loans............................        0.38         0.51
    Allowance for loan losses to total
      loans............................        1.10         0.31
    Allowance for loan losses to
      nonperforming loans..............         291           60
    Net charge-offs to average loans...        1.94         0.75
  CAPITAL RATIOS OF THE COMPANY(10):
    Total stockholders' equity to total
      assets...........................        3.91%        3.30%
    Leverage ratio.....................          --           --
    Tier I risk-based capital ratio....          --           --
    Total risk-based capital ratio.....          --           --
  CAPITAL RATIOS OF THE BANK(11):
    Leverage or tangible capital
      ratio............................        5.17%        4.94%
    Tier I risk-based capital ratio....        5.25         5.04
    Total risk-based capital ratio.....       12.34        12.71
  RATIO OF EARNINGS TO FIXED
    CHARGES(12):
    Including interest expense on
      deposits.........................         N/M         1.10x
    Excluding interest expense on
      deposits.........................         N/M         1.17
  OTHER DATA:
    Number of full service customer
      facilities.......................          41           41
    Approximate number of full-time
      equivalent employees.............         546          536

------------------------------

(1) Primarily reflects provisions established by management to cover realized and inherent losses with respect to our portfolio of indirect automobile receivables, which were sold as of December 31, 1997.

(2) Primarily reflects losses incurred relating to the liquidation or disposition of certain hedging contracts and the disposition of investment securities and adjustments to reflect market values.

(3) As a result of the purchase of the company from its prior owners, the weighted average number of shares used in the computation of income (loss) per share is 15,400,000 for each of the years in the two-year period ended June 30, 1997 (based on an equivalent number of shares for the 60 shares outstanding prior to the recapitalization).

(4) Certain financial ratios for interim periods have been annualized.

(5) The weighted average yield on interest-earning assets less the weighted average cost of interest-bearing liabilities (cost of funds).

(6) Net interest income divided by average interest-earning assets.

(7) Noninterest expense excludes the amortization of intangibles.

(8) Noninterest expense (exclusive of amortization of intangibles) divided by the aggregate of net interest income before provision for loan losses and noninterest income (exclusive of gains and losses on sales of assets).

(9) For the year ended June 30, 1997, the efficiency ratio excludes the $10.3 million one-time special assessment (before applicable tax benefits) to recapitalize the Savings Association Insurance Fund of the Federal Deposit Insurance Corporation.

(10) Prior to our becoming a bank holding company during the year ended December 31, 1999, we were not subject to capital requirements as a savings and loan holding company.

(11) Our bank became subject to Office of the Comptroller of the Currency ("OCC") regulatory authority in May 1999. Data presented as of June 30, 2001 and 2000 and December 31, 2000 and 1999 is based on OCC regulatory requirements while data as of prior periods is based on Office of Thrift Supervision ("OTS") regulatory requirements. In calculating leverage capital, the OCC uses total average assets less intangibles while the OTS uses period end assets less intangibles. In calculating core capital, the OCC uses risk-weighted assets while the OTS uses adjusted tangible assets.

(12) For purposes of computing the ratios of earnings to fixed charges, earnings represent income (loss) before income taxes and extraordinary item plus fixed charges. Fixed charges, excluding interest on deposits, includes gross interest expense less interest on deposits. Fixed charges, including interest on deposits, includes all gross interest expense. Data is not meaningful and is not presented for 1997 because of the non-recurring restructuring losses incurred.

                                  RISK FACTORS

    INVESTING IN PREFERRED SECURITIES INVOLVES A NUMBER OF RISKS. WE URGE YOU TO READ ALL OF THE INFORMATION CONTAINED IN THIS PROSPECTUS. IN ADDITION, WE URGE YOU TO CONSIDER CAREFULLY THE FOLLOWING FACTORS IN EVALUATING AN INVESTMENT IN THE TRUST BEFORE YOU PURCHASE THE PREFERRED SECURITIES.

    BECAUSE THE TRUST WILL RELY ON THE PAYMENTS IT RECEIVES ON THE DEBENTURES TO FUND ALL PAYMENTS ON THE PREFERRED SECURITIES, AND BECAUSE THE TRUST MAY DISTRIBUTE THE DEBENTURES IN EXCHANGE FOR THE PREFERRED SECURITIES, PURCHASERS OF THE PREFERRED SECURITIES ARE MAKING AN INVESTMENT DECISION THAT RELATES TO THE DEBENTURES BEING ISSUED BY US AS WELL AS THE PREFERRED SECURITIES. PURCHASERS SHOULD CAREFULLY REVIEW THE INFORMATION IN THIS PROSPECTUS ABOUT THE PREFERRED SECURITIES, THE DEBENTURES AND THE GUARANTEE.

                 RISKS RELATING TO AN INVESTMENT IN THE COMPANY

OUR LEVEL OF CREDIT RISK IS INCREASING DUE TO THE EXPANSION OF OUR COMMERCIAL AND CONSUMER LENDING, THE LACK OF SEASONING OF THESE LOAN PORTFOLIOS AND OUR CONCENTRATION ON MIDDLE MARKET CUSTOMERS WITH HEIGHTENED VULNERABILITY TO ECONOMIC CONDITIONS.

    Our commercial real estate loans, commercial business loans and consumer loans have increased significantly from $646.5 million, $0 and $38.7 million, respectively, at December 31, 1997, to $1 billion, $450.7 million and $180.3 million, respectively, at June 30, 2001. Our level of credit risk has increased as a result of this shift in our loan portfolio mix. Commercial real estate loans generally are considered riskier than single-family residential loans because they have larger balances to a single borrower or group of related borrowers. Commercial business loans involve risks because the borrower's ability to repay the loan typically depends primarily on the successful operation of the business or the property securing the loan. Most of our commercial business loans are made to middle market customers who may have a heightened vulnerability to economic conditions. Moreover, all of these loans have been made by us in the last several years and the borrowers may not have experienced a complete business or economic cycle. Consumer loans are dependent on the borrower's continuing financial stability, and are more likely to be adversely affected by job loss, divorce, illness and personal bankruptcy.

CHANGES IN INTEREST RATES COULD ADVERSELY IMPACT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

    Our ability to make a profit, like that of most financial institutions, substantially depends upon our net interest income, which is the difference between the interest income we earn on our interest-earning assets, such as loans and investment securities, and the interest expense we pay on our interest-bearing liabilities, such as deposits and borrowings. Certain assets and liabilities, however, may react in different degrees to changes in market interest rates. Further, interest rates on some types of assets and liabilities may fluctuate prior to changes in broader market interest rates, while rates on other types of assets may lag behind. Additionally, some of our assets, such as adjustable-rate mortgages, have features, including payment and rate caps, which restrict changes in their interest rates.

    Factors such as inflation, recession, unemployment, money supply, international disorders, instability in domestic and foreign financial markets, and other factors beyond our control may affect interest rates. Changes in market interest rates will also affect the level of voluntary prepayments on our loans and the receipt of payments on our mortgage-backed securities, resulting in the receipt of proceeds that we may have to reinvest at a lower rate than the loan or mortgage-backed security being prepaid. Although we pursue an asset-liability management strategy designed to control our risk from changes in market interest rates, changes in interest rates can still have a material adverse effect on our profitability.

IF WE HAVE HIGHER LOAN LOSSES THAN WE ALLOWED FOR, OUR EARNINGS COULD DECREASE AND WE MAY NOT BE ABLE TO MAKE PAYMENTS ON THE DEBENTURES.

    Our loan customers may not repay their loans according to the terms of these loans, and the collateral securing the payment of these loans may be insufficient to assure repayment. We may experience significant credit losses which could have a material adverse effect on our operating results. We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the size of the allowance for loan losses, we rely on our experience and our evaluation of economic conditions. If our assumptions prove to be incorrect, our current allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Consequently, a problem with one or more loans could require that we significantly increase the level of our provision for loan losses. Subsequent to June 30, 2001, management identified a loan with a current commitment of $4.0 million that has become nonperforming. On the basis of information known to us, we do not believe any material losses will come of this loan, though we cannot always accurately predict loan losses and when the losses, if any, will occur. In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Material additions to our allowance would materially decrease our net income and, if we experience defaults in our loan portfolio to a greater extent than we anticipated, we may not be able to pay interest on the debentures and, as a result, the trust would not be able to make distributions on the preferred securities.

A SIGNIFICANT AMOUNT OF OUR LOANS ARE CONCENTRATED IN OKLAHOMA, AND ADVERSE CONDITIONS IN OKLAHOMA COULD NEGATIVELY IMPACT OUR OPERATIONS.

    Although we currently originate and retain in our loan portfolio commercial real estate loans secured by properties located outside of Oklahoma, we are increasing our emphasis on the origination of loans secured by properties located in or made to businesses which operate in Oklahoma. Because of the current concentration of our loan origination activities in Oklahoma, in the event of adverse economic, political or business developments or natural hazards that may affect Oklahoma and the ability of property owners and businesses in Oklahoma to make payments of principal and interest on the underlying loans, we would likely experience higher rates of loss and delinquency on our loans than if our loans were made more geographically diversified, which could have an adverse effect on our results of operations or financial condition.

WE DEPEND ON KEY PERSONNEL.

    Our growth and transition to a commercial bank have depended in large part on the efforts of our executive officers and our team of experienced lending officers. Our lending officers have primary contact with our customers and maintain strong community ties and personal banking relationships with our customer base, one of the key aspects of our business strategy and in increasing our market presence. The unexpected loss of services of one or more of these key employees could have a material adverse effect on our operations.

WE MAY NOT BE ABLE TO IMPLEMENT ASPECTS OF OUR GROWTH STRATEGY.

    Our growth strategy contemplates the future expansion of our business and operations, possibly through the addition of new product lines and the acquisition or establishment of new offices. Implementing these aspects of our growth strategy depends in part on our ability to successfully identify acquisition opportunities that will complement our commercial banking approach and to successfully integrate their operations with ours. If we are unable to effectively implement our growth strategy, our business may be adversely affected.

OUR LOAN ORIGINATION BUSINESS REQUIRES US TO MAINTAIN ACCESS TO STABLE FUNDING SOURCES.

    We intend to grow internally by increasing our loan originations, particularly commercial loans within Oklahoma. In order to successfully increase our loan originations, we will need access to sufficient funds in order to fund our expected loan growth. We currently fund substantially all of the loans we originate through deposits, Federal Home Loan Bank advances and, to a lesser extent, internally generated funds and other borrowings. Our bank competes for deposits primarily on the basis of rates and, as a consequence, our bank could experience difficulties in attracting deposits to fund its operations if it does not continue to offer deposit rates at levels that are competitive with other financial institutions. During the six months ended June 30, 2001, our bank significantly increased its utilization of Federal Home Loan Bank advances. Nevertheless, as of June 30, 2001, we had $371.5 million of additional borrowing capacity with the Federal Home Loan Bank of Topeka. To the extent we are unable to maintain our currently available funding sources or access new funding sources on favorable terms, we may have to reduce or curtail our loan origination activities. Any such event would have a material adverse effect on our results of operations and financial condition.

PERSONS CONTRACTUALLY OBLIGATED TO INDEMNIFY US AGAINST AMOUNTS WE MAY OWE TO THE UNITED STATES GOVERNMENT MAY NOT DO SO.

    We are involved in litigation with the U. S. Government. The litigation relates to an assistance agreement entered into by our bank with the FDIC in connection with our acquisition of a federal savings bank in 1988. We understand the FDIC estimated our liability under the assistance agreement to be approximately $23 million as of December 31, 2000 and such amount continues to accrue interest.

    Prior to the purchase of the company in 1997 from its two prior owners, a reserve account was established relating to amounts that may be owed under the assistance agreement. This reserve account has a current balance of approximately $7.7 million. As part of the purchase of the company in 1997, we deposited $10 million of the purchase price into an escrow account, which remains on deposit. Any amounts we may ultimately owe to the U. S. Government will be paid first from these two accounts. If the amounts in these two accounts are not sufficient to satisfy our obligations to the U. S. Government, the prior owners have contractually agreed to pay the difference. Under our agreement with the prior owners, they may not settle the litigation with the U. S. Government unless, at the same time, they deliver sufficient funds to pay any difference owed to the U. S. Government. The U. S. Government rejected a settlement offer from us made in 1999. Subsequent negotiations were held in October 2000 but there are no current settlement negotiations ongoing with the U. S. Government. If the case is not settled and the U. S. Government obtains a final non-appealable judgment, the prior owners are contractually obligated to pay any difference owed to the U. S. Government within 30 days of the judgment. No trial date has been set.

    The prior owners may not be able or willing to honor their contractual obligations to us. Although we believe that the prior owners have sufficient net worth to honor their contractual obligations to us, they may refuse to do so, and our attempts to enforce our contractual agreement with them may be unsuccessful. We will have to pay any amounts owed to the U.S. Government in excess of the reserve and escrow accounts if the prior owners fail to do so. These amounts could be significant.

COMPETITION WITH OTHER FINANCIAL INSTITUTIONS COULD ADVERSELY AFFECT OUR PROFITABILITY.

    We face substantial competition in originating loans and in attracting deposits. This competition in originating loans comes principally from other banks, savings institutions, mortgage banking companies, consumer finance companies, insurance companies and other institutional lenders and purchasers of loans. In attracting deposits, we compete with insured depository institutions such as savings institutions, credit unions and banks, as well as institutions offering uninsured investment alternatives including money market funds. These competitors may offer higher interest rates than we do, which could result in either our attracting fewer deposits or in our being required to increase our rates in order to attract deposits. Increased deposit competition could increase our cost of funds and adversely affect our ability to generate the funds necessary for our lending operations, thereby adversely affecting our results of operations. A number of institutions with which we compete have significantly greater assets, capital and other resources and many of such institutions have made investments in technology which are difficult for us to match. In addition, many of our competitors are not subject to the same extensive federal regulation that governs our business. As a result, many of our competitors have advantages over us in conducting certain businesses and providing certain services.

CHANGES IN STATUTES AND REGULATIONS COULD ADVERSELY AFFECT US.

    We are subject to extensive federal and state legislation, regulation, examination and supervision. Recently enacted, proposed and future legislation and regulations have had, will continue to have, or may have, a material adverse effect on our business and operations. Our success depends on our continued ability to maintain compliance with these regulations. Some of these regulations may increase our costs and thus place other financial institutions in stronger, more favorable competitive positions. We cannot predict what restrictions may be imposed upon us with future legislation.

           RISKS RELATED TO AN INVESTMENT IN THE PREFERRED SECURITIES

IF WE DO NOT MAKE INTEREST PAYMENTS UNDER THE DEBENTURES, THE TRUST WILL BE UNABLE TO PAY DISTRIBUTIONS AND LIQUIDATION AMOUNTS. THE GUARANTEE WILL NOT APPLY BECAUSE THE GUARANTEE COVERS PAYMENTS ONLY IF THE TRUST HAS FUNDS AVAILABLE.

    The trust will depend solely on our payments on the debentures to pay amounts due to you on the preferred securities. If we default on our obligation to pay the principal or interest on the debentures, the trust will not have sufficient funds to pay distributions or the liquidation amount on the preferred securities. In that case, you will not be able to rely on the guarantee for payment of these amounts because the guarantee only applies if the trust has sufficient funds to make distributions on or to pay the liquidation amount of the preferred securities. Instead, you or the property trustee will have to institute a direct action against us to enforce the property trustee's rights under the indenture relating to the debentures.

OUR ABILITY TO MAKE INTEREST PAYMENTS ON THE DEBENTURES TO THE TRUST MAY BE RESTRICTED.

    We are a holding company and substantially all of our assets are held by our subsidiaries. Our ability to make payments on the debentures when due will depend primarily on our available cash resources and dividends from our subsidiaries. Dividend payments or extensions of credit from our bank are subject to regulatory limitations, generally based on capital levels and current and retained earnings, imposed by the various regulatory agencies with authority over our bank. The ability of our bank to pay dividends is also subject to its profitability, financial condition, capital expenditures and other cash flow requirements. We cannot assure you that our subsidiaries will be able to pay dividends in the future.

    We could also be precluded from making interest payments on the debentures by our regulators if in the future they were to perceive deficiencies in our liquidity or regulatory capital levels. If this were to occur, we may be required to obtain the consent of our regulators prior to paying dividends on our common stock or interest on the debentures. If consent became required and our regulators were to withhold their consent, we would likely exercise our right to defer interest payments on the debentures, and the trust would not have funds available to make distributions on the preferred securities during such period.

THE DEBENTURES AND THE GUARANTEE RANK LOWER THAN MOST OF OUR OTHER INDEBTEDNESS AND OUR HOLDING COMPANY STRUCTURE EFFECTIVELY SUBORDINATES ANY CLAIMS AGAINST US TO THOSE OF OUR SUBSIDIARIES' CREDITORS.

    Our obligations under the debentures and the guarantee are unsecured and will rank junior in priority of payment to our existing and future senior and subordinated indebtedness, which had an aggregate $41.0 million outstanding principal balance at June 30, 2001. Except in certain circumstances limiting our ability to issue additional trust preferred securities or similar securities, our ability to incur additional indebtedness is not limited. See "Description of the Debentures--Miscellaneous" on page 44.

    Because we are a holding company, the creditors of our subsidiaries, including depositors, also will have priority over you in any distribution of our subsidiaries' assets in liquidation, reorganization or otherwise. Accordingly, the debentures and the guarantee will be effectively subordinated to all existing and future liabilities of our subsidiaries, and you should look only to our assets for payments on the preferred securities and the debentures.

WE HAVE THE OPTION TO DEFER INTEREST PAYMENTS ON THE DEBENTURES FOR SUBSTANTIAL PERIODS.

    We may, at one or more times, defer interest payments on the debentures for up to 20 consecutive quarters. If we defer interest payments on the debentures, the trust will defer distributions on the preferred securities during any deferral period. During a deferral period, you will be required to recognize as income for federal income tax purposes the amount approximately equal to the interest that accrues on your proportionate share of the debentures held by the trust in the tax year in which that interest accrues, even though you will not receive these amounts until a later date.

    You will also not receive the cash related to any accrued and unpaid interest from the trust if you sell the preferred securities before the end of any deferral period. During a deferral period, accrued but unpaid distributions will increase your tax basis in the preferred securities. If you sell the preferred securities during a deferral period, your increased tax basis will decrease the amount of any capital gain or increase the amount of any capital loss that you may have otherwise realized on the sale. A capital loss, except in certain limited circumstances, cannot be applied to offset ordinary income. As a result, deferral of distributions could result in ordinary income, and a related tax liability for the holder, and a capital loss that may only be used to offset a capital gain.

    In the event that we exercise our right to defer interest payments on the debentures, we will be prohibited from paying dividends on our common stock during the deferral period. Because we have no history of paying dividends on our common stock, and no intention to do so in the immediate future, the prohibition against paying dividends during a deferral period may have less of a deterrent effect on us than on a company with a history of paying dividends on its common stock. Nevertheless, we do not currently intend to exercise our right to defer interest payments on the debentures. However, if we exercise our right in the future, the market price of the preferred securities would likely be adversely affected. The preferred securities may trade at a price that does not fully reflect the value of accrued but unpaid interest on the debentures. If you sell the preferred securities during a deferral period, you may not receive the same return on investment as someone who continues to hold the preferred securities. Due to our right to defer interest payments, the market price of the preferred securities may be more volatile than the market prices of other securities without the deferral feature.

WE HAVE MADE ONLY LIMITED COVENANTS IN THE INDENTURE AND THE TRUST AGREEMENT.

    The indenture governing the debentures and the trust agreement governing the trust do not require us to maintain any financial ratios or specified levels of net worth, revenues, income, cash flow or liquidity, and therefore do not protect holders of the debentures or the preferred securities in the event we experience significant adverse changes in our financial condition or results of operations. The indenture prevents us and any subsidiary from incurring, in connection with the issuance of any trust preferred securities or any similar securities, indebtedness that is senior in right of payment to the debentures. Additionally, the indenture limits our ability and the ability of any subsidiary to incur, related to the issuance of any trust preferred securities or any similar securities, indebtedness that is equal in right of payment to the debentures. Except as described above, neither the indenture nor the trust agreement limits our ability or the ability of any of our subsidiaries to incur other additional indebtedness that is senior in right of payment to the debentures. Therefore, you should not consider the provisions of these governing instruments as a significant factor in evaluating whether we will be able to comply with our obligations under the debentures or the guarantee.

WE MAY REDEEM THE DEBENTURES BEFORE SEPTEMBER 30, 2031.

    Under the following circumstances, we may redeem the debentures before their stated maturity:

    - We may redeem the debentures, in whole or in part, at any time on or after September 30, 2006.

    - We may redeem the debentures in whole, but not in part, within 180 days after certain specified occurrences at any time during the life of the trust. These occurrences may include adverse tax, investment company or bank regulatory developments.

    You should assume that an early redemption may be attractive to us if we are able to obtain capital at a lower cost than we must pay on the debentures or if it is otherwise in our interest to redeem the debentures. If the debentures are redeemed, the trust must redeem preferred securities having an aggregate liquidation amount equal to the aggregate principal amount of debentures redeemed, and you may be required to reinvest your principal at a time when you may not be able to earn a return that is as high as you were earning on the preferred securities.

WE CAN DISTRIBUTE THE DEBENTURES TO YOU, WHICH MAY HAVE ADVERSE TAX CONSEQUENCES FOR YOU AND WHICH MAY ADVERSELY AFFECT THE MARKET PRICE OF THE PREFERRED SECURITIES.

    The trust may be dissolved at any time, after September 8, 2004 and before maturity of the debentures on September 30, 2031. As a result, and subject to the terms of the trust agreement, the trustees may distribute the debentures to you.

    We cannot predict the market prices for the debentures that may be distributed in exchange for preferred securities upon liquidation of the trust. The preferred securities, or the debentures that you may receive if the trust is liquidated, may trade at a discount to the price that you paid to purchase the preferred securities. Because you may receive debentures, your investment decision with regard to the preferred securities will also be an investment decision with regard to the debentures. You should carefully review all of the information contained in this prospectus regarding the debentures.

    Under current interpretations of United States federal income tax laws supporting classification of the trust as a grantor trust for tax purposes, a distribution of the debentures to you upon the dissolution of the trust would not be a taxable event to you. Nevertheless, if the trust is classified for United States federal income tax purposes as an association taxable as a corporation at the time it is dissolved, the distribution of the debentures would be a taxable event to you. In addition, if there is a change in law, a distribution of debentures upon the dissolution of the trust could be a taxable event to you.

THERE IS NO CURRENT PUBLIC MARKET FOR THE PREFERRED SECURITIES AND THEIR MARKET PRICE MAY BE SUBJECT TO SIGNIFICANT FLUCTUATIONS.

    There is currently no public market for the preferred securities. The preferred securities have been approved for inclusion in the Nasdaq National Market, and trading is expected to commence on or prior to delivery of the preferred securities. However, there is no guarantee that an active or liquid trading market will develop for the preferred securities or that the quotation of the preferred securities will continue in the Nasdaq National Market. If an active trading market does not develop, the market price and liquidity of the preferred securities will be adversely affected. Even if an active public market does develop, there is no guarantee that the market price for the preferred securities will equal or exceed the price you pay for the preferred securities.

    Future trading prices of the preferred securities may be subject to significant fluctuations in response to prevailing interest rates, our future operating results and financial condition, the market for similar securities and general economic and market conditions. The initial public offering price of the preferred securities has been set at the liquidation amount of the preferred securities and may be greater or less than the initial public offering price following the offering.

    The market price for the preferred securities, or the debentures that you may receive in a distribution, is also likely to decline during any period that we are deferring interest payments on the debentures.

YOU MUST RELY ON THE PROPERTY TRUSTEE TO ENFORCE YOUR RIGHTS IF THERE IS AN EVENT OF DEFAULT UNDER THE INDENTURE.

    You may not be able to directly enforce your rights against us if an event of default under the indenture occurs. If an event of default under the indenture occurs and is continuing, this event will also be an event of default under the trust agreement. In that case, you must rely on the enforcement by the property trustee of its rights as holder of the debentures against us. The holders of a majority in liquidation amount of the preferred securities will have the right to direct the property trustee to enforce its rights. If the property trustee does not enforce its rights following an event of default and a request by the record holders of a majority in liquidation amount of the preferred securities to do so, any record holder may, to the extent permitted by applicable law, take action directly against us to enforce the property trustee's rights. If an event of default occurs under the trust agreement that is attributable to our failure to pay interest or principal on the debentures, or if we default under the guarantee, you may proceed directly against us. You will not be able to exercise directly any other remedies available to the holders of the debentures unless the property trustee fails to do so.

AS A HOLDER OF PREFERRED SECURITIES, YOU HAVE LIMITED VOTING RIGHTS.

    Holders of preferred securities have limited voting rights. Your voting rights pertain primarily to amendments to the trust agreement. In general, only we can replace or remove any of the trustees. However, if an event of default under the trust agreement occurs and is continuing, the holders of at least a majority in aggregate liquidation amount of the preferred securities may replace the property trustee and the Delaware trustee.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    We make certain forward-looking statements in this prospectus and in the information incorporated by reference herein that are based upon our current expectations and projections about current events. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of these safe harbor provisions. You can identify these statements from our use of the words "estimate," "project," "believe," "intend," "anticipate," "expect" and similar expressions. These forward-looking statements include:

    - statements of our goals, intentions and expectations;

    - statements regarding our business plans and growth strategies;

    - statements regarding the asset quality of our loan and investment portfolios; and

    - estimates of our risks and future costs and benefits.

    These forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, the following important factors which could affect the actual outcome of future events:

    - fluctuations in market rates of interest and loan and deposit pricing, which could negatively affect our net interest margin, asset valuations and expense expectations;

    - adverse changes in the Oklahoma economy, which might affect our business prospects and could cause credit-related losses and expenses;

    - adverse developments in our loan and investment portfolios;

    - competitive factors in the banking industry, such as the trend towards consolidation in our market; and

    - changes in banking legislation or the regulatory requirements of federal and state agencies applicable to bank holding companies and banks like ours.

    Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. We discuss these uncertainties and others in the sections of this prospectus named "Risk Factors," on page 13.

                                USE OF PROCEEDS

    The trust will invest all of the proceeds from the sale of the preferred securities in the debentures. We anticipate that the net proceeds from the sale of the debentures will be approximately $33.4 million after deduction of offering expenses estimated to be $160,000 and underwriting commissions.

    We intend to use the estimated net proceeds from the sale of the debentures for general corporate purposes, including capital contributions to our bank to support its growth strategy, for working capital and for repurchases of our common stock. We may also use a portion of the net proceeds for acquisitions by either us or our bank, although neither we nor our bank presently have any understandings with respect to any such acquisition. Initially, the net proceeds may be used to make short-term marketable investment grade investments.

                                 CAPITALIZATION

    The following table sets forth our indebtedness and capitalization at June 30, 2001 on a historical basis and as adjusted for the offering, assuming no exercise of the underwriters' over-allotment option, and the application of the estimated net proceeds from the corresponding sale of the debentures as if such sale had been consummated on June 30, 2001. This data should be read in connection with our consolidated financial statements and the related notes incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2000 and our Quarterly Report on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001.

                                                                  JUNE 30, 2001
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                   (UNAUDITED)
                                                              (DOLLARS IN THOUSANDS)
BORROWINGS:
  Securities sold under agreement to repurchase and other
    borrowings..............................................  $ 66,207     $ 66,207
  Advances from the Federal Home Loan Bank of Topeka........   500,026      500,026
                                                              --------     --------
    Total borrowings........................................  $566,233     $566,233
                                                              ========     ========

LONG-TERM INDEBTEDNESS:
  Senior notes..............................................  $ 41,010     $ 41,010
                                                              --------     --------

Company-obligated mandatorily redeemable trust preferred
  securities of subsidiary trust (1)........................        --       35,000
                                                              --------     --------

STOCKHOLDERS' EQUITY:
  Preferred stock, $0.01 par value, 5,000,000 shares
    authorized; none outstanding............................        --           --
  Common stock, par value $0.01; 25,000,000 shares
    authorized; 20,539,269 shares issued and 20,539,209
    shares outstanding......................................       205          205
  Additional paid-in capital................................   206,777      206,777
  Retained earnings.........................................   109,826      109,826
  Treasury stock, at cost...................................  (151,274)    (151,274)
  Accumulated other comprehensive income....................     6,204        6,204
                                                              --------     --------
    Total stockholders' equity..............................   171,738      171,738
                                                              --------     --------
    Total capitalization(2).................................  $212,748     $247,748
                                                              ========     ========
CAPITAL RATIOS(3):
  Total stockholders' equity to total assets................      6.63%        6.54%
  Leverage ratio(4)(5)......................................      5.85         7.22
  Tier 1 risk-based capital ratio(5)........................      7.90         9.75
  Total risk-based capital ratio(5).........................      9.15        11.01

------------------------------

(1) Reflects the preferred securities at their issue price. As described herein, the only assets of the trust, which is our subsidiary, will be approximately $36.1 million in aggregate principal amount of debentures, including the amount attributable to the issuance of the common securities of the trust, which will mature on September 30, 2031. We will own all of the common securities issued by the trust.

(2) Includes stockholders' equity, company-obligated mandatorily redeemable trust preferred securities of subsidiary trust and long-term indebtedness.

(3) The capital ratios, as adjusted, are computed including the estimated proceeds from the sale of the preferred securities, in a manner consistent with Federal Reserve regulations.

(4) The leverage ratio is Tier 1 capital divided by average quarterly assets, after deducting intangible assets and net deferred tax assets in excess of regulatory maximum limits.

(5) The preferred securities have been structured to qualify as Tier 1 capital. However, in calculating the amount of Tier 1 qualifying capital, the preferred securities, together with any other trust preferred securities or cumulative preferred stock of Local Financial that may be outstanding in the future, can only be included up to an amount constituting 25% of total Tier 1 core capital elements (including the preferred securities). As adjusted for this offering, our Tier 1 capital as of June 30, 2001, would have been approximately $184.2 million, of which $35.0 million would have been attributable to the preferred securities offered by this prospectus.

                      ACCOUNTING AND REGULATORY TREATMENT

    The trust will be treated, for financial reporting purposes, as our subsidiary and, accordingly, the accounts of the trust will be included in our consolidated financial statements. The preferred securities will be presented as a separate line item in our consolidated statement of financial condition under the caption "Company-obligated mandatorily redeemable trust preferred securities of subsidiary trust," or other similar caption. In addition, appropriate disclosures about the preferred securities, the guarantee and the debentures will be included in the Notes to our Consolidated Financial Statements. For financial reporting purposes, we will record distributions payable on the preferred securities in our Consolidated Statements of Operations.

    Our future reports filed under the Securities Exchange Act of 1934 will include a footnote to the audited Consolidated Financial Statements stating that:

    - the trust is wholly owned;

    - the sole assets of the trust are the debentures, specifying the debentures' outstanding principal amount, interest rate and maturity date; and

    - our obligations described in this prospectus, in the aggregate, constitute a full, irrevocable and unconditional guarantee on a subordinated basis by us of the obligations of the trust under the preferred securities.

    Under accounting rules of the Securities and Exchange Commission, we are not required to include separate financial statements of the trust in this prospectus because we will own all of the trust's voting securities, the trust has no independent operations and we guarantee the payments on the preferred securities to the extent described in this prospectus.

                            DESCRIPTION OF THE TRUST

    The trust is a statutory business trust formed pursuant to the Delaware Business Trust Act under a declaration of trust executed by us, as sponsor for the trust, and the trustees. We have filed a certificate of trust with the Delaware Secretary of State. The declaration of trust will be amended and restated in its entirety in the form filed as an exhibit to the registration statement of which this prospectus is a part, as of the date the preferred securities are initially issued and shall be referred to as the trust agreement herein. The trust agreement will be qualified under the Trust Indenture Act of 1939.

    The holders of the preferred securities issued pursuant to the offering described in this prospectus will own all of the issued and outstanding preferred securities of the trust which have certain prior rights over the other securities of the trust. We will not initially own any of the preferred securities. We will acquire common securities in an amount equal to at least 3% of the total capital of the trust and will initially own, directly or indirectly, all of the issued and outstanding common securities. The common securities, together with the preferred securities, are called the trust securities.

    The trust exists exclusively for the purposes of:

    - issuing the preferred securities to the public for cash;

    - issuing its common securities to us in exchange for our capitalization of the trust;

    - investing the proceeds from the sale of the trust securities in an equivalent amount of debentures; and

    - engaging in other activities that are incidental to those listed above, such as receiving payments on the debentures and making distributions to security holders, furnishing notices and other administrative tasks.

    The rights of the holders of the trust securities are as set forth in the trust agreement, the Delaware Business Trust Act and the Trust Indenture Act. The trust agreement does not permit the trust to borrow money or make any investment other than in the debentures. Other than with respect to the trust securities, we have agreed to pay for all debts and obligations and all costs and expenses of the trust, including the fees and expenses of the trustees and any income taxes, duties and other governmental charges, and all costs and expenses related to these charges, to which the trust may become subject, except for United States withholding taxes that are properly withheld.

    The number of trustees of the trust will initially be five. Three of the trustees will be persons who are employees or officers of, or who are affiliated with, us. They are the administrative trustees. The fourth trustee will be an entity that maintains its principal place of business in the State of Delaware. It is the Delaware trustee. Initially, The Bank of New York (Delaware), will act as Delaware trustee. The fifth trustee, called the property trustee, will also initially be The Bank of New York. The property trustee is the institutional trustee under the trust agreement and acts as the indenture trustee called for under the applicable provisions of the Trust Indenture Act. Also for purposes of compliance with the Trust Indenture Act, The Bank of New York will act as guarantee trustee and indenture trustee under the guarantee agreement and the indenture. We, as holder of all of the common securities, will have the right to appoint or remove any trustee unless an event of default under the indenture has occurred and is continuing, in which case only the holders of the preferred securities may remove the Delaware trustee or the property trustee. The trust has a term of approximately 31 years but may terminate earlier as provided in the trust agreement.

    The property trustee will hold the debentures for the benefit of the holders of the trust securities and will have the power to exercise all rights, powers and privileges under the indenture as the holder of the debentures. In addition, the property trustee will maintain exclusive control of a segregated noninterest-bearing "payment account" established with The Bank of New York to hold all payments made on the debentures for the benefit of the holders of the trust securities. The property trustee will make payments of distributions and payments on liquidation, redemption and otherwise to the holders of the trust securities out of funds from the payment account. The guarantee trustee will hold the guarantee for the benefit of the holders of the preferred securities.

                    DESCRIPTION OF THE PREFERRED SECURITIES

    THE PREFERRED SECURITIES WILL BE ISSUED PURSUANT TO THE TRUST AGREEMENT. FOR MORE INFORMATION ABOUT THE TRUST AGREEMENT, SEE "DESCRIPTION OF THE TRUST" ON PAGE 24. THE BANK OF NEW YORK WILL ACT AS PROPERTY TRUSTEE FOR THE PREFERRED SECURITIES UNDER THE TRUST AGREEMENT FOR PURPOSES OF COMPLYING WITH THE PROVISIONS OF THE TRUST INDENTURE ACT. THE TERMS OF THE PREFERRED SECURITIES WILL INCLUDE THOSE STATED IN THE TRUST AGREEMENT AND THOSE MADE PART OF THE TRUST AGREEMENT BY THE TRUST INDENTURE ACT.

    THE FOLLOWING DISCUSSION CONTAINS A DESCRIPTION OF THE MATERIAL PROVISIONS OF THE PREFERRED SECURITIES AND IS SUBJECT TO, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, THE TRUST AGREEMENT AND THE TRUST INDENTURE ACT. WE URGE YOU TO READ THE FORM OF AMENDED AND RESTATED AGREEMENT, WHICH IS FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS FORMS A PART.

GENERAL

    The trust agreement authorizes the administrative trustees, on behalf of the trust, acting singly or jointly, to issue the trust securities, which are comprised of the preferred securities to be sold to the public and the common securities. We will own all of the common securities issued by the trust. The trust is not permitted to issue any securities other than the trust securities or incur any other indebtedness.

    The preferred securities will represent preferred undivided beneficial interests in the assets of the trust, and the holders of the preferred securities will be entitled to a preference over the common securities upon an event of default with respect to distributions and amounts payable on redemption or liquidation. The preferred securities will rank equally, and payments on the preferred securities will be made proportionally, with the common securities, except as described under "--Subordination of Common Securities" on page 29.

    The property trustee will hold legal title to the debentures in trust for the benefit of the holders of the trust securities. We will guarantee the payment of distributions out of money held by the trust, and payments upon redemption of the preferred securities or liquidation of the trust, to the extent described under "Description of the Guarantee" on page 47. The guarantee does not cover the payment of any distribution or the liquidation amount when the trust does not have sufficient funds available to make these payments.

DISTRIBUTIONS

    SOURCE OF DISTRIBUTIONS. The funds of the trust available for distribution to holders of the preferred securities will be limited to payments made under the debentures, which the trust will purchase with the proceeds from the sale of the trust securities. Distributions will be paid through the property trustee, which will hold the amounts received from our interest payments on the debentures in the payment account for the benefit of the holders of the trust securities. If we do not make interest payments on the debentures, the property trustee will not have funds available to pay distributions on the preferred securities.

    PAYMENT OF DISTRIBUTIONS. Distributions on the preferred securities will be payable at the annual rate of 9.00% of the $25 stated liquidation amount, payable quarterly on March 31, June 30, September 30 and December 31 of each year, to the holders of the preferred securities on the relevant record dates. So long as the preferred securities are represented by a global security, as described below, the record date will be the business day immediately preceding the relevant distribution date. The first distribution date for the preferred securities will be December 31, 2001.

    Distributions will accumulate from the date of issuance, will be cumulative and will be computed on the basis of a 360-day year of twelve 30-day months. If the distribution date is not a business day, then payment of the distributions will be made on the next day that is a business day, without any additional interest or other payment for the delay. However, if the next business day is in the next calendar year, payment of the distribution will be made on the business day immediately preceding the scheduled distribution date. When we use the term "business day," we mean any day other than a Saturday, a Sunday, a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to remain closed or a day on which the corporate trust office of the property trustee or the indenture trustee is closed for business.

    EXTENSION PERIOD. As long as no event of default under the indenture has occurred and is continuing, we have the right to defer the payment of interest on the debentures at any time for a period not exceeding 20 consecutive quarters. We refer to this period of deferral as an "extension period." No extension period may extend beyond September 30, 2031 or end on a date other than an interest payment date, which dates are the same as the distribution dates. If we defer the payment of interest, quarterly distributions on the preferred securities will also be deferred during any such extension period. Any deferred distributions under the preferred securities will accumulate additional amounts at the annual rate of 9.00%, compounded quarterly from the relevant distribution date. The term "distributions" as used in this prospectus includes those accumulated amounts.

    During an extension period, we may not:

    - declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock (other than stock dividends, non-cash dividends in connection with the implementation of a shareholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of our capital stock into another class of capital stock);

    - make any payment of principal, interest or premium on or repay, repurchase or redeem any debt securities that rank equally with, or junior in interest to, the debentures;

    - make any guarantee payments with respect to any other guarantee by us of any other debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the debentures (other than payments under the guarantee); or

    - redeem, purchase or acquire less than all of the debentures or any of the preferred securities.

    After the termination of any extension period and the payment of all amounts due, we may elect to begin a new extension period, subject to the above requirements.

    We do not currently intend to exercise our right to defer distributions on the preferred securities by deferring the payment of interest on the debentures.

REDEMPTION OR EXCHANGE

    GENERAL. Subject to the prior approval of the Federal Reserve, if required, we will have the right to redeem the debentures:

    - in whole at any time, or in part from time to time, on or after September 30, 2006;

    - at any time, in whole, within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event, which terms we define below; or

    - at any time, and from time to time, to the extent of any preferred securities we purchase, plus a proportionate amount of the common securities we hold.

    MANDATORY REDEMPTION. Upon our repayment or redemption, in whole or in part, of any debentures, whether on September 30, 2031, or earlier, the property trustee will apply the proceeds to redeem the same amount of the trust securities, upon not less than 30 days' nor more than 60 days' notice, at the redemption price. The redemption price will equal 100% of the aggregate liquidation amount of the trust securities plus accumulated but unpaid distributions to the date of redemption. If less than all of the debentures are to be repaid or redeemed on a date of redemption, then the proceeds from such repayment or redemption will be allocated to redemption of preferred securities and common securities proportionately.

    DISTRIBUTION OF DEBENTURES IN EXCHANGE FOR PREFERRED SECURITIES. Upon prior approval of the Federal Reserve, if required, we will have the right at any time after September 8, 2004 to dissolve the trust and, after satisfaction of the liabilities of creditors of the trust as provided by applicable law, including, without limitation, amounts due and owing the trustees of the trust, cause the debentures to be distributed directly to the holders of trust securities in liquidation of the trust. See "--Liquidation Distribution Upon Dissolution" on page 30.

    After the liquidation date fixed for any distribution of debentures in exchange for preferred securities:

    - those trust securities will no longer be deemed to be outstanding;

    - certificates representing debentures in a principal amount equal to the liquidation amount of those preferred securities will be issued in exchange for the preferred securities certificates;

    - we will use our best efforts to list the debentures on the Nasdaq National Market or a national securities exchange;

    - any certificates representing trust securities that are not surrendered for exchange will be deemed to represent debentures with a principal amount equal to the liquidation amount of those preferred securities, accruing interest at the rate provided for in the debentures from the last distribution date on the preferred securities; and

    - all rights of the trust security holders other than the right to receive debentures upon surrender of a certificate representing trust securities will terminate.

    We cannot assure you that the market prices for the preferred securities or the debentures that may be distributed if a dissolution and liquidation of the trust were to occur would be favorable. The preferred securities that an investor may purchase, or the debentures that an investor may receive on dissolution and liquidation of the trust, may trade at a discount to the price that the investor paid to purchase the preferred securities.

    REDEMPTION UPON A TAX EVENT, INVESTMENT COMPANY EVENT OR CAPITAL TREATMENT EVENT. If a Tax Event, an Investment Company Event or a Capital Treatment Event occurs, we will have the right to redeem the debentures in whole, but not in part, and thereby cause a mandatory redemption of all of the trust securities at the redemption price. If one of these events occurs and we do not elect to redeem the debentures, or to dissolve the trust and cause the debentures to be distributed to holders of the trust securities, then the preferred securities will remain outstanding and additional interest may be payable on the debentures.

    "Tax Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters stating that, as a result of any change or prospective change in the laws or regulations of the United States or any political subdivision or taxing authority of the United States, or as a result of any official administrative pronouncement or judicial decision interpreting or applying the tax laws or regulations, there is more than an insubstantial risk that:

    - interest payable by us on the debentures is not, or within 90 days of the date of the opinion will not be, deductible by us, in whole or in part, for federal income tax purposes;

    - the trust is, or will be within 90 days after the date of the opinion, subject to federal income tax with respect to income received or accrued on the debentures; or

    - the trust is, or will be within 90 days after the date of the opinion, subject to more than an immaterial amount of other taxes, duties, assessments or other governmental charges.

    "Investment Company Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters to the effect that the trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act, as a result of a change in law or regulation or a change in interpretation or application of law or regulation.

    "Capital Treatment Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters to the effect that there is more than an insubstantial risk of impairment of our ability to treat the preferred securities as Tier 1 capital for purposes of the current capital adequacy guidelines of the Federal Reserve, as a result of any amendment to any laws or any regulations.

    For all of the events described above, we or the trust must request and receive an opinion with regard to the event within a reasonable period of time after we become aware of the possible occurrence of an event of this kind.

    REDEMPTION OF DEBENTURES IN EXCHANGE FOR PREFERRED SECURITIES WE
PURCHASE. Upon prior approval of the Federal Reserve, if required, we will also have the right at any time, and from time to time, to redeem debentures in exchange for any preferred securities we may have purchased in the market. If we elect to surrender any preferred securities beneficially owned by us in exchange for redemption of a like amount of debentures, we will also surrender a proportionate amount of common securities in exchange for debentures. Preferred securities owned by other holders will not be called for redemption at any time when we elect to exchange trust securities we own to redeem debentures.

    The common securities we surrender will be in the same proportion to the preferred securities we surrender as is the ratio of common securities purchased by us to the preferred securities issued by the trust. In exchange for the trust securities surrendered by us, the property trustee will cause to be released to us for cancellation debentures with a principal amount equal to the liquidation amount of the trust securities, plus any accumulated but unpaid distributions, if any, then held by the property trustee allocable to those trust securities. After the date of redemption involving an exchange by us, the trust securities we surrender will no longer be deemed outstanding and the debentures redeemed in exchange will be cancelled.

REDEMPTION PROCEDURES

    Preferred securities will be redeemed at the redemption price with the applicable proceeds from our contemporaneous redemption of the debentures. Redemptions of the preferred securities will be made, and the redemption price will be payable, on each redemption date only to the extent that the trust has funds available for the payment of the redemption price.

    Notice of any redemption will be mailed at least 30 days, but not more than 60 days, before the date of redemption to each holder of trust securities to be redeemed at its registered address. Unless we default in payment of the redemption price on the debentures, interest will cease to accumulate on the debentures called for redemption on and after the date of redemption.

    If the trust gives notice of redemption of its trust securities, then the property trustee, to the extent funds are available, will irrevocably deposit with the depositary for the trust securities funds sufficient to pay the aggregate redemption price and will give the depositary for the trust securities irrevocable instructions and authority to pay the redemption price to the holders of the trust securities. If the preferred securities are no longer in book-entry only form, the property trustee, to the extent funds are available, will deposit with the designated paying agent for such preferred securities funds sufficient to pay the aggregate redemption price and will give the paying agent irrevocable instructions and authority to pay the redemption price to the holders upon surrender of their certificates evidencing

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the preferred securities. Notwithstanding the foregoing, distributions payable on or prior to the date of redemption for any trust securities called for redemption will be payable to the holders of the trust securities on the relevant record dates for the related distribution dates.

    If notice of redemption has been given and we have deposited funds as required, then on the date of the deposit all rights of the holders of the trust securities called for redemption will cease, except the right to receive the redemption price, but without interest on such redemption price after the date of redemption. The trust securities will also cease to be outstanding on the date of the deposit. If any date fixed for redemption of trust securities is not a business day, then payment of the redemption price payable on that date will be made on the next day that is a business day without any additional interest or other payment in respect of the delay. However, if the next business day is in the next succeeding calendar year, payment will be made on the immediately preceding business day.

    If payment of the redemption price in respect of trust securities called for redemption is improperly withheld or refused and not paid by the trust, or by us pursuant to the guarantee, distributions on the trust securities will continue to accumulate at the applicable rate from the date of redemption originally established by the trust for the trust securities to the date the redemption price is actually paid. In this case, the actual payment date will be considered the date fixed for redemption for purposes of calculating the redemption price.

    Payment of the redemption price on the preferred securities and any distribution of debentures to holders of preferred securities will be made to the applicable recordholders as they appear on the register for the preferred securities on the relevant record date. As long as the preferred securities are represented by a global security, the record date will be the business day immediately preceding the date of redemption or liquidation date, as applicable.

    If less than all of the trust securities are to be redeemed, then the aggregate liquidation amount of the trust securities to be redeemed will be allocated proportionately to those trust securities based upon the relative liquidation amounts. The particular preferred securities to be redeemed will be selected by the property trustee from the outstanding preferred securities not previously called for redemption by a method the property trustee deems fair and appropriate. This method may provide for the redemption of portions equal to $25 or an integral multiple of $25 of the liquidation amount of the preferred securities. The property trustee will promptly notify the registrar for the preferred securities in writing of the preferred securities selected for redemption and, in the case of any preferred securities selected for partial redemption, the liquidation amount to be redeemed. If the redemption relates only to preferred securities purchased by us and being exchanged for a like amount of debentures, then our preferred securities will be the ones selected for redemption.

    Subject to applicable law, and if we are not exercising our right to defer interest payments on the debentures, we may, at any time, purchase outstanding preferred securities.

SUBORDINATION OF COMMON SECURITIES

    Payment of distributions on, and the redemption price of, the preferred securities and common securities will be made based on the liquidation amount of these securities. However, if an event of default under the indenture has occurred and is continuing, no distributions on or redemption of the common securities may be made unless payment in full in cash of all accumulated and unpaid distributions on all of the outstanding preferred securities for all distribution periods terminating on or before that time, or in the case of payment of the redemption price, payment of the full amount of the redemption price on all of the outstanding preferred securities then called for redemption, has been made or provided for. All funds available to the property trustee will first be applied to the payment in full in cash of all distributions on, or the redemption price of, the preferred securities then due and payable.

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
    In the case of the occurrence and continuance of any event of default under the trust agreement resulting from an event of default under the indenture, we, as holder of the common securities, will be deemed to have waived any right to act with respect to that event of default under the trust agreement until the effect of the event of default with respect to the preferred securities has been cured, waived or otherwise eliminated. Until the event of default under the trust agreement has been so cured, waived or otherwise eliminated, the property trustee will act solely on behalf of the holders of the preferred securities and not on our behalf, and only the holders of the preferred securities will have the right to direct the property trustee to act on their behalf.

LIQUIDATION DISTRIBUTION UPON DISSOLUTION

    We will have the right at any time after September 8, 2004, to dissolve the trust and cause the debentures to be distributed to the holders of the preferred securities. This right is subject, however, to us receiving approval of the Federal Reserve, if required.

    In addition, the trust will automatically dissolve upon expiration of its term and will dissolve earlier on the first to occur of:

    - our bankruptcy, dissolution or liquidation;

    - the distribution of a like amount of the debentures to the holders of trust securities, if we have given written direction to the property trustee to terminate the trust;

    - redemption of all of the preferred securities as described on page 26 under "--Redemption or Exchange--Mandatory Redemption"; or

    - the entry of a court order for the dissolution of the trust.

    With the exception of a redemption as described on page 26 under "--Redemption or Exchange--Mandatory Redemption," if an early dissolution of the trust occurs, the trust will be liquidated by the administrative trustees as expeditiously as they determine to be possible. After satisfaction of liabilities to creditors of the trust as provided by applicable law, the trustees will distribute to the holders of trust securities, debentures:

    - in an aggregate stated principal amount equal to the aggregate stated liquidation amount of the trust securities;

    - with an interest rate identical to the distribution rate on the trust securities; and

    - with accrued and unpaid interest equal to accumulated and unpaid distributions on the trust securities.

    However, if the property trustee determines that the distribution is not practical, then the holders of trust securities will be entitled to receive, instead of debentures, a proportionate amount of the liquidation distribution. The liquidation distribution will be the amount equal to the aggregate of the liquidation amount plus accumulated and unpaid distributions to the date of payment. If the liquidation distribution can be paid only in part because the trust has insufficient assets available to pay in full the aggregate liquidation distribution, then the amounts payable directly by the trust on the trust securities will be paid on a proportional basis, based on liquidation amounts, to us, as the holder of the common securities, and to the holders of the preferred securities. However, if an event of default under the indenture has occurred and is continuing, the preferred securities will have a priority over the common securities. See "--Subordination of Common Securities" on page 29.

    Under current federal income tax law and interpretations and assuming that the trust is treated as a grantor trust, as is expected, a distribution of the debentures should not be a taxable event to holders of the preferred securities. Should there be a change in law, a change in legal interpretation, a Tax Event or another circumstance, however, the distribution could be a taxable event to holders of the preferred securities. See "Material Federal Income Tax Consequences--Receipt of Debentures or Cash Upon Liquidation of the Trust" on page 53 for more information regarding a taxable distribution.

    If we do not elect to redeem the debentures prior to maturity or to liquidate the trust and distribute the debentures to holders of the preferred securities, the preferred securities will remain outstanding until the repayment of the debentures. If we elect to dissolve the trust and thus cause the debentures to be distributed to holders of the preferred securities in liquidation of the trust, we will continue to have the right to shorten the maturity of the debentures.

LIQUIDATION VALUE

    The amount of the liquidation distribution payable on the preferred securities in the event of any liquidation of the trust is $25 per preferred security plus accumulated and unpaid distributions to the date of payment, which may be in the form of a distribution of debentures having a liquidation value and accrued interest of an equal amount.

EVENTS OF DEFAULT; NOTICE

    Any one of the following events constitutes an event of default under the trust agreement with respect to the preferred securities:

    - the occurrence of an event of default under the indenture;

    - a default by the trust in the payment of any distribution when it becomes due and payable, and continuation of the default for a period of 30 days;

    - a default by the trust in the payment of the redemption price of any of the trust securities when it becomes due and payable;

    - a default in the performance, or breach, in any material respect, of any covenant or warranty of the trustees in the trust agreement, other than those defaults covered in the previous two points, and continuation of the default or breach for a period of 60 days after there has been given, by registered or certified mail, to the trustee(s) by the holders of at least 25% in aggregate liquidation amount of the outstanding preferred securities, a written notice specifying the default or breach and requiring it to be remedied and stating that the notice is a "Notice of Default" under the trust agreement; or

    - the occurrence of events of bankruptcy or insolvency with respect to the property trustee and our failure to appoint a successor property trustee within 60 days.

    Within five business days after the occurrence of any event of default actually known to the property trustee, the property trustee will transmit notice of the event of default to the holders of the preferred securities, the administrative trustees and to us, unless the event of default has been cured or waived. We and the administrative trustees are required to file annually with the property trustee a certificate as to whether or not we and they are in compliance with all the conditions and covenants applicable to each of us under the trust agreement.

    If an event of default under the indenture has occurred and is continuing, the preferred securities will have preference over the common securities upon dissolution of the trust. The existence of an event of default under the trust agreement does not entitle the holders of preferred securities to accelerate the maturity thereof, unless the event of default is caused by the occurrence of an event of default under the indenture and both the indenture trustee and holders of at least 25% in principal amount of the debentures fail to accelerate the maturity thereof.

REMOVAL OF THE TRUSTEES

    Unless an event of default under the indenture has occurred and is continuing, we may remove any trustee at any time. If an event of default under the indenture has occurred and is continuing, only the holders of a majority in liquidation amount of the outstanding preferred securities may remove the property trustee or the Delaware trustee. The holders of the preferred securities have no right to vote to appoint, remove or replace the administrative trustees. These rights are vested exclusively with us as the holder of the common securities. No resignation or removal of a trustee and no appointment of a

                                       31
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successor trustee will be effective until the successor trustee accepts the appointment in accordance with the trust agreement.

CO-TRUSTEES AND SEPARATE PROPERTY TRUSTEE

    Unless an event of default under the indenture has occurred and is continuing, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the trust property may at the time be located, we will have the power to appoint at any time or times, and upon written request of the property trustee will appoint, one or more persons or entities either (1) to act as a co-trustee, jointly with the property trustee, of all or any part of the trust property, or (2) to act as separate trustee of any trust property. In either case these trustees will have the powers that may be provided in the instrument of appointment, and will have vested in them any property, title, right or power deemed necessary or desirable, subject to the provisions of the trust agreement. In case an event of default under the indenture has occurred and is continuing, the property trustee alone will have power to make the appointment.

MERGER OR CONSOLIDATION OF TRUSTEES

    Generally, any person or successor to any of the trustees may be a successor trustee to any of the trustees, including a successor resulting from a merger or consolidation. However, any successor trustee must meet all of the qualifications and eligibility standards to act as a trustee.

MERGERS, CONSOLIDATIONS, AMALGAMATIONS OR REPLACEMENTS OF THE TRUST

    The trust may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other person, except as described below or as described in "Liquidation Distributions Upon Dissolution." For these purposes, if we consolidate or merge with another entity, or transfer or sell substantially all of our assets to another entity, in some cases that transaction may be considered to involve a replacement of the trust, and the conditions set forth below would apply to such transaction. The trust may, at our request, with the consent of the administrative trustees and without the consent of the holders of the preferred securities, the property trustee or the Delaware trustee, undertake a transaction listed above if the following conditions are met:

    - the successor entity either (a) expressly assumes all of the obligations of the trust with respect to the preferred securities, or (b) substitutes for the preferred securities other securities having substantially the same terms as the preferred securities (referred to as "successor securities") so long as the successor securities rank the same in priority as the preferred securities with respect to distributions and payments upon liquidation, redemption and otherwise;

    - we appoint a trustee of the successor entity possessing substantially the same powers and duties as the property trustee in its capacity as the holder of the debentures;

    - the successor securities are listed or traded or will be listed or traded on any national securities exchange or other organization on which the preferred securities are then listed, if any;

    - the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the preferred securities (including any successor securities) in any material respect;

    - the successor entity has a purpose substantially identical to that of the trust;

    - prior to the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, we have received an opinion from independent counsel that (a) any transaction of this kind does not adversely affect the rights, preferences and privileges of the holders of the preferred securities (including any successor securities) in any material respect, and (b) following the

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      transaction, neither the trust nor the successor entity will be required to register as an "investment company" under the Investment Company Act;
      and

    - we own all of the common securities of the successor entity and guarantee the obligations of the successor entity under the successor securities at least to the extent provided by the guarantee, the debentures, the trust agreement and the expense agreement.

    Notwithstanding the foregoing, the trust may not, except with the consent of every holder of the preferred securities, enter into any transaction of this kind if the transaction would cause the trust or the successor entity not to be classified as a grantor trust for federal income tax purposes.

VOTING RIGHTS; AMENDMENT OF TRUST AGREEMENT

    Except as described below and under "Description of the Guarantee--Amendments" on page 48 and as otherwise required by the Trust Indenture Act and the trust agreement, the holders of the preferred securities will have no voting rights.

    The trust agreement may be amended from time to time by us and the administrative trustees, without the consent of the holders of the preferred securities, in the following circumstances:

    - with respect to acceptance of appointment by a successor trustee;

    - to cure any ambiguity, correct or supplement any provisions in the trust agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the trust agreement, as long as the amendment is not inconsistent with the other provisions of the trust agreement and does not have a material adverse effect on the interests of any holder of trust securities; and

    - to modify, eliminate or add to any provisions of the trust agreement if necessary to ensure that the trust will be classified for federal income tax purposes as a grantor trust at all times that any trust securities are outstanding or to ensure that the trust will not be required to register as an "investment company" under the Investment Company Act.

    With the consent of the holders of a majority of the aggregate liquidation amount of the outstanding trust securities, we and the administrative trustees may amend the trust agreement if the trustees receive an opinion of counsel to the effect that the amendment or the exercise of any power granted to the trustees in accordance with the amendment will not affect the trust's status as a grantor trust for federal income tax purposes or the trust's exemption from status as an "investment company" under the Investment Company Act. However, without the consent of each holder of trust securities, the trust agreement may not be amended to (a) change the amount or timing of any distribution on the trust securities or otherwise adversely affect the amount of any distribution required to be made in respect of the trust securities as of a specified date, or (b) restrict the right of a holder of trust securities to institute suit for the enforcement of the payment on or after that date.

    As long as the property trustee holds any debentures, the trustees will not, without obtaining the prior approval of the holders of a majority in aggregate liquidation amount of all outstanding preferred securities:

    - direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, or executing any trust or power conferred on the property trustee with respect to the debentures;

    - waive any past default that is waivable under the indenture;

    - exercise any right to rescind or annul a declaration that the principal of all the debentures will be due and payable; or

    - consent to any amendment or termination of the indenture or the debentures, where the property trustee's consent is required. However, where a consent under the indenture requires the consent of each holder of the affected debentures, no consent will be given by the property trustee without the prior consent of each holder of the preferred securities. The trustees may not revoke any action previously authorized or approved by a vote of the holders of the preferred securities except by subsequent vote of the holders of the preferred securities. The property trustee will notify each holder of preferred securities of any notice of default with respect to the debentures. In addition to obtaining the foregoing approvals of the holders of the preferred securities, prior to taking any of the foregoing actions, the trustees must obtain an opinion of counsel experienced in these matters to the effect that the trust will not be classified as an association taxable as a corporation for federal income tax purposes on account of the action.

    Any required approval of holders of trust securities may be given at a meeting or by written consent. The property trustee will cause a notice of any meeting at which holders of the trust securities are entitled to vote, or of any matter upon which action by written consent of the holders is to be taken, to be given to each holder of record of trust securities.

    No vote or consent of the holders of preferred securities will be required for the trust to redeem and cancel its preferred securities in accordance with the trust agreement.

    Notwithstanding the fact that holders of preferred securities are entitled to vote or consent under any of the circumstances described above, any of the preferred securities that are owned by us, the trustees or any affiliate of us or any trustee, will, for purposes of the vote or consent, be treated as if they were not outstanding.

GLOBAL PREFERRED SECURITIES

    The preferred securities will be represented by one or more global preferred securities registered in the name of The Depository Trust Company, New York, New York, referred to below as DTC, or its nominee. A global preferred security is a security representing interests of more than one beneficial holder. Ownership of beneficial interests in the global preferred securities will be reflected in DTC participant account records through DTC's book-entry transfer and registration system. Participants are brokers, dealers, or others having accounts with DTC. Indirect beneficial interests of other persons investing in the preferred securities will be shown on, and transfers will be effected only through, records maintained by DTC participants. Except as described below, preferred securities in definitive form will not be issued in exchange for the global preferred securities.

    No global preferred security may be exchanged for preferred securities registered in the names of persons other than DTC or its nominee unless:

    - DTC notifies the indenture trustee that it is unwilling or unable to continue as a depositary for the global preferred security and we are unable to locate a qualified successor depositary;

    - we execute and deliver to the indenture trustee a written order stating that we elect to terminate the book-entry system through DTC; or

    - there shall have occurred and be continuing an event of default under the indenture.

    Any global preferred security that is exchangeable pursuant to the preceding sentence shall be exchangeable for definitive certificates registered in the names as DTC shall direct. It is expected that the instructions will be based upon directions received by DTC with respect to ownership of beneficial interests in the global preferred security. If preferred securities are issued in definitive form, the preferred securities will be in denominations of $25 and integral multiples of $25 and may be transferred or exchanged at the offices described below.

    Unless and until it is exchanged in whole or in part for the individual preferred securities represented thereby, a global preferred security may not be transferred except as a whole by DTC to a nominee of DTC, by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor depositary or any nominee of the successor.

    Payments on global preferred securities will be made to DTC, as the depositary for the global preferred securities. If the preferred securities are issued in definitive form, distributions will be payable by check mailed to the address of record of the persons entitled to the distribution, and the transfer of the preferred securities will be registrable, and preferred securities will be exchangeable for preferred securities of other denominations of a like aggregate liquidation amount, at the corporate office of the property trustee, or at the offices of any paying agent or transfer agent appointed by the administrative trustees. In addition, if the preferred securities are issued in definitive form, the record dates for payment of distributions will be the 15th day of the month in which the relevant distribution date occurs. For a description of the terms of DTC arrangements relating to payments, transfers, voting rights, redemptions and other notices and other matters, see "Book-Entry Issuance" on page 45.

    Upon the issuance of one or more global preferred securities, and the deposit of the global preferred security with or on behalf of DTC or its nominee, DTC or its nominee will credit, on its book-entry registration and transfer system, the respective aggregate liquidation amounts of the individual preferred securities represented by the global preferred security to the designated accounts of persons that participate in the DTC system. These participant accounts will be designated by the dealers, underwriters or agents selling the preferred securities. Ownership of beneficial interests in a global preferred security will be limited to persons or entities having an account with DTC or who may hold interests through participants. With respect to interests of any person or entity that is a DTC participant, ownership of beneficial interests in a global preferred security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee. With respect to persons or entities who hold interests in a global preferred security through a participant, the interest and any transfer of the interest will be shown only on the participant's records. The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global preferred security.

    So long as DTC or another depositary, or its nominee, is the registered owner of the global preferred security, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the preferred securities represented by the global preferred security for all purposes under the trust agreement. Except as described in this prospectus, owners of beneficial interests in a global preferred security will not be entitled to have any of the individual preferred securities represented by the global preferred security registered in their names, will not receive or be entitled to receive physical delivery of any the preferred securities in definitive form and will not be considered the owners or holders of the preferred securities under the trust agreement.

    None of us, the property trustee, any paying agent or the securities registrar for the preferred securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global preferred security representing the preferred securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

    We expect that DTC or its nominee, upon receipt of any payment of the liquidation amount or distributions in respect of a global preferred security, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interest in the aggregate liquidation amount of the global preferred security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global preferred security held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." The payments will be the responsibility of the participants.

PAYMENT AND PAYING AGENCY

    Payments in respect of the preferred securities will be made to DTC, which will credit the relevant accounts of participants on the applicable distribution dates, or, if any of the preferred securities are not held by DTC, the payments will be made by check mailed to the address of the holder as listed on the register of holders of the preferred securities. The paying agent for the preferred securities will initially be the property trustee and any co-paying agent chosen by the property trustee and acceptable to us and the administrative trustees. The paying agent for the preferred securities may resign as paying agent upon 30 days' written notice to the administrative trustees, the property trustee and us. If the property trustee no longer is the paying agent for the preferred securities, the administrative trustees will appoint a successor to act as paying agent. The successor must be a bank or trust company acceptable to us and the property trustee.

REGISTRAR AND TRANSFER AGENT

    The property trustee will act as the registrar and the transfer agent for the preferred securities. Registration of transfers of preferred securities will be effected without charge by or on behalf of the trust, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The trust and its registrar and transfer agent will not be required to register or cause to be registered the transfer of preferred securities after they have been called for redemption.

INFORMATION CONCERNING THE PROPERTY TRUSTEE

    The property trustee undertakes to perform only the duties set forth in the trust agreement. After the occurrence of an event of default that is continuing, the property trustee must exercise the same degree of care and skill as a prudent person exercises or uses in the conduct of its own affairs. The property trustee is under no obligation to exercise any of the powers vested in it by the trust agreement at the request of any holder of preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred. If no event of default under the trust agreement has occurred and is continuing and the property trustee is required to decide between alternative causes of action, construe ambiguous or inconsistent provisions in the trust agreement or is unsure of the application of any provision of the trust agreement, and the matter is not one on which holders of preferred securities are entitled to vote upon, then the property trustee will take the action directed in writing by us. If the property trustee is not so directed, then it will take the action it deems advisable and in the best interests of the holders of the trust securities and will have no liability except for its own bad faith, negligence or willful misconduct.

MISCELLANEOUS

    The administrative trustees are authorized and directed to conduct the affairs of and to operate the trust in such a way that:

    - the trust will not be deemed to be an "investment company" required to be registered under the Investment Company Act;

    - the trust will not be classified as an association taxable as a corporation for federal income tax purposes; and

    - the debentures will be treated as our indebtedness for federal income tax purposes.

    In this regard, we and the administrative trustees are authorized to take any action not inconsistent with applicable law, the certificate of trust or the trust agreement, that we and the administrative trustees determine to be necessary or desirable for these purposes.

    The administrative trustees may assist in listing the preferred securities on the Nasdaq National Market or a national securities exchange.

    Holders of the preferred securities have no preemptive or similar rights. The trust agreement and the trust securities will be governed by Delaware law.

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                         DESCRIPTION OF THE DEBENTURES

    CONCURRENTLY WITH THE ISSUANCE OF THE PREFERRED SECURITIES, THE TRUST WILL INVEST THE PROCEEDS FROM THE SALE OF THE TRUST SECURITIES IN THE DEBENTURES ISSUED BY US. THE DEBENTURES WILL BE ISSUED AS UNSECURED DEBT UNDER THE INDENTURE BETWEEN US AND THE BANK OF NEW YORK, AS INDENTURE TRUSTEE. THE INDENTURE WILL BE QUALIFIED UNDER THE TRUST INDENTURE ACT.

    THE FOLLOWING DISCUSSION CONTAINS A DESCRIPTION OF THE MATERIAL PROVISIONS OF THE DEBENTURES AND IS SUBJECT TO, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, THE INDENTURE AND TO THE TRUST INDENTURE ACT. WE URGE PROSPECTIVE INVESTORS TO READ THE FORM OF THE INDENTURE, WHICH IS FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS FORMS A PART.

GENERAL

    The debentures will be limited in aggregate principal amount to $36,082,475 or $41,494,850 if the underwriters' over-allotment option is exercised in full. This amount represents the sum of the aggregate stated liquidation amounts of the trust securities. The debentures will bear interest at the annual rate of 9.00% of the principal amount. The interest will be payable quarterly on March 31, June 30, September 30 and December 31 of each year, beginning
December 31, 2001, to the person in whose name each debenture is registered at the close of business on the 15th day of the last month of the calendar quarter. It is anticipated that, until the liquidation, if any, of the trust, the debentures will be held in the name of the property trustee in trust for the benefit of the holders of the trust securities.

    The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. If any date on which interest is payable on the debentures is not a business day, then payment of interest will be made on the next day that is a business day without any additional interest or other payment in respect of the delay. However, if the next business day is in the next calendar year, payment of interest will be made on the immediately preceding business day. Accrued interest that is not paid on the applicable interest payment date will bear additional interest on the amount due at the annual rate of 9.00%, compounded quarterly.

    The debentures will mature on September 30, 2031, the stated maturity date. We may shorten this date once at any time to any date not earlier than September 30, 2006, subject to the prior approval of the Federal Reserve, if required.

    We will give notice to the indenture trustee and the holders of the debentures, no more than 180 days and no less than 30 days prior to the effectiveness of any change in the stated maturity date. We will not have the right to redeem the debentures from the trust until after September 30, 2006, except if (a) a Tax Event, an Investment Company Event or a Capital Treatment Event, which terms are defined on pages 27 and 28, has occurred, or (b) we repurchase preferred securities in the market, in which case we can elect to redeem debentures specifically in exchange for a like amount of preferred securities owned by us plus a proportionate amount of common securities.

    The debentures will be unsecured and will rank junior to all of our senior and subordinated debt, including indebtedness we may incur in the future. Because we are a holding company, our right to participate in any distribution of assets of any of our subsidiaries, upon any subsidiary's liquidation or reorganization or otherwise, and thus the ability of holders of the debentures to benefit indirectly from any distribution by a subsidiary, is subject to the prior claim of creditors of the subsidiary, except to the extent that we may be recognized as a creditor of the subsidiary. The debentures will, therefore, be effectively subordinated to all existing and future liabilities of our subsidiaries, and holders of debentures should look only to our assets for payment. The indenture does not limit our ability to incur or issue secured or unsecured senior and junior debt, except in limited circumstances. See"Description of the Debentures--Miscellaneous" on page 44.

    Except in limited circumstances, the indenture does not contain provisions that afford holders of the debentures protection in the event of a highly leveraged transaction or other similar transaction

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involving us, nor does it require us to maintain or achieve any financial performance levels or to obtain or maintain any credit rating on the debentures.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

    As long as no event of default under the indenture has occurred and is continuing, we have the right under the indenture to defer the payment of interest on the debentures at any time for a period not exceeding 20 consecutive quarters. However, no extension period may extend beyond the stated maturity of the debentures or end on a date other than a date interest is normally due. At the end of an extension period, we must pay all interest then accrued and unpaid, together with interest thereon at the annual rate of 9.00%, compounded quarterly. During an extension period, interest will continue to accrue and holders of debentures, or the holders of preferred securities if they are then outstanding, will be required to accrue and recognize as income for federal income tax purposes the accrued but unpaid interest amounts in the year in which such amounts accrued. See "Material Federal Income Tax Consequences--Interest Payment Period and Original Issue Discount" on page 52.

    Prior to the termination of any extension period, so long as no event of default under the indenture is continuing, we may further defer the payment of interest subject to the above stated requirements. Upon the termination of any extension period and the payment of all amounts then due, we may elect to begin a new extension period at any time. We do not currently intend to exercise our right to defer payments of interest on the debentures.

    We must give the property trustee, the administrative trustees and the indenture trustee notice of our election of an extension period at least two business days prior to the earlier of (a) the next date on which distributions on the trust securities would have been payable except for the election to begin an extension period, or (b) the date we are required to give notice of the record date, or the date the distributions are payable, to the Nasdaq National Market, or other applicable self-regulatory organization, or to holders of the preferred securities, but in any event at least one business day prior to the record date. If the property trustee is not the only registered holder of the debentures, then the notice must also be given to the other holders of the debentures.

    Other than as described above, there is no limitation on the number of times that we may elect to begin an extension period.

ADDITIONAL SUMS TO BE PAID AS A RESULT OF ADDITIONAL TAXES

    If the trust or the property trustee is required to pay any additional taxes, duties, assessments or other governmental charges as a result of the occurrence of a Tax Event, we will pay as additional interest on the debentures any amounts which may be required so that the net amounts received and retained by the trust after paying any additional taxes, duties, assessments or other governmental charges will not be less than the amounts the trust and the property trustee would have received had the additional taxes, duties, assessments or other governmental charges not been imposed.

REDEMPTION

    Subject to prior approval of the Federal Reserve, if required, we may redeem the debentures prior to maturity:

    - on or after September 30, 2006, in whole at any time or in part from time to time; or

    - in whole at any time within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event; or

    - at any time, so long as a partial redemption would not cause the preferred securities to be delisted from the Nasdaq National Market, and from time to time, to the extent of any

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      preferred securities we purchase, plus a proportionate amount of the common securities we hold.

    With respect to the first two circumstances listed above, we will pay a redemption price equal to the accrued and unpaid interest on the debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount of the redeemed debentures. With respect to the third circumstance listed above, the redemption price shall be the principal amount equal to (i) the liquidation amount of the preferred securities owned by us, plus (ii) the liquidation amount of a proportionate amount of the trusts' common securities owned by us with respect to the preferred securities so redeemed.

    Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of debentures to be redeemed at its registered address. Redemption of less than all outstanding debentures must be effected proportionately, by lot or in any other manner deemed to be fair and appropriate by the indenture trustee. Unless we default in payment of the redemption price for the debentures, on and after the redemption date interest will no longer accrue on the debentures or the portions of the debentures called for redemption.

    The debentures will not be subject to any sinking fund.

DISTRIBUTION UPON LIQUIDATION

    As described under "--Liquidation Distribution Upon Dissolution" on page 30, under certain circumstances and with the Federal Reserve's approval, the debentures may be distributed to the holders of the preferred securities in liquidation of the trust after satisfaction of liabilities to creditors of the trust. If this occurs, we will use our best efforts to list the debentures on the Nasdaq National Market or other national securities exchange or national quotation system on which the preferred securities are then listed, if any. There can be no assurance as to the market price of any debentures that may be distributed to the holders of preferred securities.

RESTRICTIONS ON PAYMENTS

    We are restricted from making certain payments (as described below) if we have chosen to defer payment of interest on the debentures, if an event of default has occurred and is continuing under the indenture, or if we are in default with respect to our obligations under the guarantee.

    If any of these events occur, we will not:

    - declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock (other than stock dividends, non-cash dividends in connection with the implementation of a shareholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of our capital stock into another class of capital stock) or allow any of our subsidiaries to do the same with respect to their capital stock (other than payment of dividends or distributions to us);

    - make or allow any of our subsidiaries to make any payment of principal, interest or premium on, or repay or repurchase or redeem any of our debt securities that rank equally with or junior to the debentures;

    - make or allow any of our subsidiaries to make any guarantee payments with respect to any guarantee by us of the debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the debentures (other than payments under the guarantee relating to the preferred securities); or

    - redeem, purchase or acquire less than all of the debentures or any of the preferred securities.

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SUBORDINATION

    The debentures are subordinated and junior in right of payment to all of our senior and subordinated debt, as defined below. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up or reorganization of the company, whether voluntary or involuntary in bankruptcy, insolvency, receivership or other proceedings in connection with any insolvency or bankruptcy proceedings, the holders of our senior and subordinated debt will first be entitled to receive payment in full of principal and interest before the holders of debentures will be entitled to receive or retain any payment in respect of the debentures.

    If the maturity of any debentures is accelerated because of our default under the indenture, the holders of all of our senior and subordinated debt outstanding at the time of the acceleration will also be entitled to first receive payment in full of all amounts due to them, including any amounts due upon acceleration, if any, before the holders of the debentures will be entitled to receive or retain any principal or interest payments on the debentures.

    No payments of principal or interest on the debentures may be made if there has occurred and is continuing a default in any payment with respect to any of our senior or subordinated debt or an event of default with respect to any of our senior or subordinated debt resulting in the acceleration of the maturity of the senior or subordinated debt, or if any judicial proceeding is pending with respect to any default.

    The term "debt" means, with respect to any person, whether recourse is to all or a portion of the assets of the person and whether or not contingent:

    - every obligation of the person for money borrowed;

    - every obligation of the person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

    - every reimbursement obligation of the person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of the person;

    - every obligation of the person issued or assumed as the deferred purchase price of property or services, excluding trade accounts payable or accrued liabilities arising in the ordinary course of business;

    - every capital lease obligation of the person; and

    - every obligation of the type referred to in the first five points of another person and all dividends of another person the payment of which, in either case, the first person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

    The term "senior debt" means the principal of, and premium and interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the company, on, debt, whether incurred on or prior to the date of the indenture or incurred after the date. However, senior debt will not be deemed to include:

    - any debt where it is provided in the instrument creating the debt that the obligations are not superior in right of payment to the debentures or to other debt which is equal with, or subordinated to, the debentures;

    - any of our debt that when incurred and without regard to any election under the federal bankruptcy laws, was without recourse to us;

    - any debt to any of our employees;

    - any debt that by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of the debt by the holders of the debentures as a result of the subordination provisions of the indenture would be greater than they otherwise would have been as a result of any obligation of the holders to pay amounts over to the obligees on the trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which the debt is subject; and

    - debt which constitutes subordinated debt.

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    The term "subordinated debt" means the principal of, and premium and interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the company, on, debt. Subordinated debt includes debt incurred on or prior to the date of the indenture or thereafter incurred, which is by its terms expressly provided to be junior and subordinate to other debt of ours, other than the debentures. However, subordinated debt will not be deemed to include:

    - any of our debt which when incurred and without regard to any election under the federal bankruptcy laws was without recourse to us;

    - any debt to any of our employees;

    - any debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of the debt by the holders of the debentures as a result of the subordination provisions of the indenture would be greater than they otherwise would have been as a result of any obligation of the holders to pay amounts over to the obligees on the trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which the debt is subject;

    - debt which constitutes senior debt; and

    - any debt of ours under debt securities (and guarantees in respect of these debt securities) initially issued to any trust, or a trustee of a trust, partnership or other entity affiliated with us that is, directly or indirectly, our financing subsidiary in connection with the issuance by that entity of preferred securities or other securities which are intended to qualify for "Tier 1" capital treatment.

    We expect from time to time to incur additional senior or subordinated debt and, except in certain circumstances, there is no limitation under the indenture on the amount of indebtedness we may incur. We had outstanding consolidated senior and subordinated debt of $41.0 million at June 30, 2001.

PAYMENT AND PAYING AGENTS

    Generally, payment of principal of and interest on the debentures will be made at the office of the indenture trustee. However, we have the option to make payment of any interest by (a) check mailed to the address of the person entitled to payment at the address listed in the register of holders of the debentures, or (b) wire transfer to an account maintained by the person entitled thereto as specified in the register of holders of the debentures, provided that proper transfer instructions have been received by the applicable record date. Payment of any interest on debentures will be made to the person in whose name the debenture is registered at the close of business on the regular record date for the interest payment, except in the case of defaulted interest.

    Any moneys deposited with the indenture trustee or any paying agent for the debentures, or then held by us in trust, for the payment of the principal of or interest on the debentures and remaining unclaimed for two years after the principal or interest has become due and payable, will be repaid to us on December 31 of each year. If we hold any of this money in trust, then it will be discharged from the trust to us and the holder of the debenture will thereafter look, as a general unsecured creditor, only to us for payment.

REGISTRAR AND TRANSFER AGENT

    The indenture trustee will act as the registrar and the transfer agent for the debentures. Debentures may be presented for registration of transfer, with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed, at the office of the registrar. We may at any time designate additional transfer agents with respect to the debentures.

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    If we redeem any of the debentures, neither we nor the indenture trustee will be required to (a) issue, register the transfer of or exchange any debentures during a period beginning at the opening of business 15 days before the day of the mailing of and ending at the close of business on the day of the mailing of the relevant notice of redemption, or (b) transfer or exchange any debentures so selected for redemption, except, in the case of any debentures being redeemed in part, any portion not to be redeemed.

MODIFICATION OF INDENTURE

    We and the indenture trustee may, from time to time without the consent of the holders of the debentures, amend, waive our rights under, or supplement, the indenture for purposes which do not materially adversely affect the rights of the holders of the debentures. Other changes may be made by us and the indenture trustee with the consent of the holders of a majority in principal amount of the outstanding debentures. However, without the consent of the holder of each outstanding debenture affected by the proposed modification, no modification may:

    - extend the maturity date of the debentures;

    - reduce the principal amount or the rate or extend the time of payment of interest; or

    - reduce the percentage of principal amount of debentures required to amend the indenture.

    As long as any of the preferred securities remain outstanding, no modification of the indenture may be made that requires the consent of the holders of the debentures, no termination of the indenture may occur, and no waiver of any event of default under the indenture may be effective, without the prior consent of the holders of a majority of the aggregate liquidation amount of the preferred securities.

DEBENTURE EVENTS OF DEFAULT

    The indenture provides that any one or more of the following events with respect to the debentures that has occurred and is continuing constitutes an event of default under the indenture:

    - our failure to pay any interest on the debentures for 30 days after the due date, except where we have properly deferred the interest payment;

    - our failure to pay any principal on the debentures when due whether at maturity, upon redemption or otherwise;

    - our failure to observe or perform in any material respect any other covenants or agreements contained in the indenture for 90 days after written notice to us from the indenture trustee or the holders of at least 25% in aggregate outstanding principal amount of the debentures; or

    - our bankruptcy, insolvency or similar state creditor remedy or dissolution of the trust other than in connection with a distribution of the debentures in connection with such dissolution, redemption of the trust securities, or certain transactions permitted under the trust agreement.

    The holders of a majority of the aggregate outstanding principal amount of the debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee. The indenture trustee, or the holders of at least 25% in aggregate outstanding principal amount of the debentures, may declare the principal due and payable immediately upon an event of default under the indenture. The holders of a majority of the outstanding principal amount of the debentures may rescind and annul the declaration and waive the default if the default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the indenture trustee so long as the holders of a majority in liquidation amount of the trust securities have consented to the waiver of default. The holders may not

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annul the declaration and waive a default if the default is the non-payment of the principal of the debentures which has become due solely by the acceleration.

    So long as the property trustee is the holder of the debentures, if an event of default under the indenture has occurred and is continuing, the property trustee will have the right to declare the principal of and the interest on the debentures, and any other amounts payable under the indenture, to be immediately due and payable and to enforce its other rights as a creditor with respect to the debentures.

    We are required to file annually with the indenture trustee a certificate as to whether or not we are in compliance with all of the conditions and covenants applicable to us under the indenture.

ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF THE PREFERRED SECURITIES

    If an event of default under the indenture has occurred and is continuing and the event is attributable to the failure by us to pay interest on or principal of the debentures on the date on which the payment is due and payable, then a holder of preferred securities may institute a direct action against us to compel us to make the payment. We may not amend the indenture to remove the foregoing right to bring a direct action without the prior written consent of all of the holders of the preferred securities. If the right to bring a direct action is removed, the trust may become subject to the reporting obligations under the Securities Exchange Act of 1934.

    The holders of the preferred securities will not be able to exercise directly any remedies, other than those set forth in the preceding paragraph, available to the holders of the debentures unless there has been an event of default under the trust agreement.

CONSOLIDATION, MERGER, SALE OF ASSETS AND OTHER TRANSACTIONS

    We may not consolidate with or merge into any other entity or convey or transfer our properties and assets substantially as an entirety to any entity, and no entity may be consolidated with or merged into us or sell, convey, transfer or otherwise dispose of its properties and assets substantially as an entirety to us, unless:

    - we consolidate with or merge into another entity or convey or transfer our properties and assets substantially as an entirety to any entity, the successor entity is organized under the laws of the United States or any state or the District of Columbia, and the successor entity expressly assumes by supplemental indenture our obligations on the debentures, and the ultimate parent entity of the successor entity expressly assumes our obligations under the guarantee, to the extent the preferred securities are then outstanding;

    - immediately after the transaction, no event of default under the indenture, and no event which, after notice or lapse of time, or both, would become an event of default under the indenture, has occurred and is continuing; and

    - other conditions as prescribed in the indenture are met.

    Under certain circumstances, if we consolidate or merge with another entity, or transfer or sell substantially all of our assets to another entity, such transaction may be considered to involve a replacement of the trust, and the provisions of the trust agreement relating to a replacement of the trust would apply to such transaction. See "Description of the Preferred Securities--Mergers, Consolidations, Amalgamations or Replacements of the Trust" on page 32.

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SATISFACTION AND DISCHARGE

    The indenture will cease to be of further effect and we will be deemed to have satisfied and discharged our obligations under the indenture when all debentures not previously delivered to the indenture trustee for cancellation:

    - have become due and payable; or

    - will become due and payable at their stated maturity within one year or are to be called for redemption within one year, and we deposit or cause to be deposited with the indenture trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the debentures not previously delivered to the indenture trustee for cancellation, for the principal and interest due to the date of the deposit or to the stated maturity or redemption date, as the case may be.

    We may still be required to provide officers' certificates and opinions of counsel and pay fees and expenses due after these events occur.

GOVERNING LAW

    The indenture and the debentures will be governed by and construed in accordance with Delaware law.

INFORMATION CONCERNING THE INDENTURE TRUSTEE

    The indenture trustee is subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to these provisions, the indenture trustee is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of debentures, unless offered reasonable security or indemnity by the holder against the costs, expenses and liabilities which might be incurred. The indenture trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the indenture trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

MISCELLANEOUS

    We have agreed, pursuant to the indenture, for so long as preferred securities remain outstanding:

    - to maintain directly or indirectly 100% ownership of the common securities of the trust, except that certain successors that are permitted pursuant to the indenture may succeed to our ownership of the common securities;

    - not to voluntarily dissolve the trust without prior approval of the Federal Reserve, if required;

    - to use our reasonable efforts to cause the trust (a) to remain a business trust (and to avoid involuntary dissolution), except in connection with a distribution of debentures, the redemption of all of the trust securities of the trust or mergers, consolidations or amalgamations, each as permitted by the trust agreement; and (b) to otherwise continue not to be treated as an association taxable as a corporation or partnership for federal income tax purposes;

    - to use our reasonable efforts to cause each holder of trust securities to be treated as owning an individual beneficial interest in the debentures;

    - to use our best efforts to maintain the eligibility of the preferred securities for inclusion, quotation or listing in the Nasdaq National Market or on any national securities exchange or other organization for as long as the preferred securities are outstanding;

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    - not to issue or incur, directly or indirectly, any additional indebtedness in connection with the issuance of additional trust preferred securities or similar securities that are senior in right of payment to the debentures; and

    - not to issue or incur, directly or indirectly, any additional indebtedness related to the issuance of additional trust preferred securities or similar securities that rank equal in right of payment with the debentures unless:

       the pro forma sum of all outstanding debt issued by us or any of our subsidiaries in connection with any trust preferred securities issued by any of our finance subsidiaries, including the debentures and the maximum liquidation amount of the additional trust preferred or similar securities that we or our finance subsidiary is then proposing to offer, plus our total long term debt (excluding any long term debt which, by its terms, is expressly stated to be junior and subordinate to the debentures), is less than 60 percent of

       the sum of our common and preferred stockholders' equity, plus any long term debt which, by its terms, is expressly stated to be junior and subordinate to the debentures, in each case on a consolidated basis.

                              BOOK-ENTRY ISSUANCE

GENERAL

    DTC will act as securities depositary for the preferred securities and may act as securities depositary for all of the debentures in the event of the distribution of the debentures to the holders of preferred securities. Except as described below, the preferred securities will be issued only as registered securities in the name of Cede & Co. (DTC's nominee). One or more global preferred securities will be issued for the preferred securities and will be deposited with DTC.

    DTC is a limited purpose trust company organized under New York banking law, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to indirect participants, such as securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with direct participants, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

    Purchases of preferred securities within the DTC system must be made by or through direct participants, which will receive a credit for the preferred securities on DTC's records. The ownership interest of each actual purchaser of each preferred security, referred to below as a "beneficial owner", is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased preferred securities. Transfers of ownership interests in the preferred securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners

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will not receive certificates representing their ownership interest in preferred securities, except if use of the book-entry-only system for the preferred securities is discontinued.

    DTC will have no knowledge of the actual beneficial owners of the preferred securities; DTC's records reflect only the identity of the direct participants to whose accounts the preferred securities are credited, which mayor may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

    The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be accurate, but we and the trust assume no responsibility for the accuracy thereof. Neither we nor the trust have any responsibility for the performance by DTC or its participants of their respective obligations as described in this prospectus or under the rules and procedures governing their respective operations.

NOTICES AND VOTING

    Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Redemption notices will be sent to Cede & Co. as the registered holder of the preferred securities. If less than all of the preferred securities are being redeemed, the amount to be redeemed will be determined in accordance with the trust agreement.

    Although voting with respect to the preferred securities is limited to the holders of record of the preferred securities, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to preferred securities. Under its usual procedures, DTC would mail an omnibus proxy to the property trustee as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the preferred securities are credited on the record date.

DISTRIBUTION OF FUNDS

    The property trustee will make distribution payments on the preferred securities to DTC. DTC's practice is to credit direct participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on the payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of the participant and not of DTC, the property trustee, the trust or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the property trustee, disbursement of the payments to direct participants is the responsibility of DTC, and disbursements of the payments to the beneficial owners is the responsibility of direct and indirect participants.

SUCCESSOR DEPOSITARIES AND TERMINATION OF BOOK-ENTRY SYSTEM

    DTC may discontinue providing its services with respect to any of the preferred securities at any time by giving reasonable notice to the property trustee or us. If no successor securities depositary is obtained, definitive certificates representing the preferred securities are required to be printed and delivered. We also have the option to discontinue use of the system of book-entry transfers through DTC (or a successor depositary). After an event of default under the indenture, the holders of a majority in liquidation amount of preferred securities may determine to discontinue the system of book-entry transfers through DTC. In these events, definitive certificates for the preferred securities will be printed and delivered.

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                          DESCRIPTION OF THE GUARANTEE

    THE PREFERRED SECURITIES GUARANTEE AGREEMENT WILL BE EXECUTED AND DELIVERED BY US CONCURRENTLY WITH THE ISSUANCE OF THE PREFERRED SECURITIES FOR THE BENEFIT OF THE HOLDERS OF THE PREFERRED SECURITIES. THE GUARANTEE AGREEMENT WILL BE QUALIFIED AS AN INDENTURE UNDER THE TRUST INDENTURE ACT. THE BANK OF NEW YORK, THE GUARANTEE TRUSTEE, WILL ACT AS TRUSTEE FOR PURPOSES OF COMPLYING WITH THE PROVISIONS OF THE TRUST INDENTURE ACT, AND WILL ALSO HOLD THE GUARANTEE FOR THE BENEFIT OF THE HOLDERS OF THE PREFERRED SECURITIES. PROSPECTIVE INVESTORS ARE URGED TO READ THE FORM OF THE GUARANTEE AGREEMENT, WHICH HAS BEEN FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS FORMS A PART.

GENERAL

    We agree to pay in full on a subordinated basis, to the extent described in the guarantee agreement, the guarantee payments (as defined below) to the holders of the preferred securities, as and when due, regardless of any defense, right of set-off or counterclaim that the trust may have or assert other than the defense of payment.

    The following payments with respect to the preferred securities are called the "guarantee payments" and, to the extent not paid or made by the trust and to the extent that the trust has funds available for those distributions, will be subject to the guarantee:

    - any accumulated and unpaid distributions required to be paid on the preferred securities;

    - with respect to any preferred securities called for redemption, the redemption price; and

    - upon a voluntary or involuntary dissolution of the trust (other than in connection with the distribution of debentures to the holders of preferred securities in exchange for preferred securities), the lesser of:

       (a) the amount of the liquidation distribution; and

       (b) the amount of assets of the trust remaining available for distribution to holders of preferred securities in liquidation of the trust.

    We may satisfy our obligations to make a guarantee payment by making a direct payment of the required amounts to the holders of the preferred securities or by causing the trust to pay the amounts to the holders.

    The guarantee agreement is a guarantee, on a subordinated basis, of the guarantee payments, but the guarantee only applies to the extent the trust has funds available for those distributions. If we do not make interest payments on the debentures purchased by the trust, the trust will not have funds available to make the distributions and will not pay distributions on the preferred securities.

STATUS OF THE GUARANTEE

    The guarantee constitutes our unsecured obligation that ranks subordinate and junior in right of payment to all of our senior and subordinated debt in the same manner as the debentures. We expect to incur additional indebtedness in the future, although we have no specific plans in this regard presently, and, except under certain limited circumstances, neither the indenture nor the trust agreement limits the amounts of senior and subordinated debt that we may incur.

    The guarantee constitutes a guarantee of payment and not of collection. If we fail to make guarantee payments when required, holders of preferred securities may institute a legal proceeding directly against us to enforce their rights under the guarantee without first instituting a legal proceeding against any other person or entity.

                                       47
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    The guarantee will not be discharged except by payment of the guarantee payments in full to the extent not paid by the trust or upon distribution of the debentures to the holders of the preferred securities. Because we are a bank holding company, our right to participate in any distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent we may be recognized as a creditor of that subsidiary. Our obligations under the guarantee, therefore, will be effectively subordinated to all existing and future liabilities of our subsidiaries, and claimants should look only to our assets for payments under the guarantee.

AMENDMENTS

    Except with respect to any changes that do not materially adversely affect the rights of holders of the preferred securities, in which case no vote will be required, the guarantee may be amended only with the prior approval of the holders of a majority of the aggregate liquidation amount of the outstanding preferred securities.

EVENTS OF DEFAULT; REMEDIES

    An event of default under the guarantee agreement will occur upon our failure to make any required guarantee payments or to perform any other obligations under the guarantee. If the guarantee trustee obtains actual knowledge that an event of default has occurred and is continuing, the guarantee trustee must enforce the guarantee for the benefit of the holders of the preferred securities. The holders of a majority in aggregate liquidation amount of the preferred securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee in respect of the guarantee and may direct the exercise of any power conferred upon the guarantee trustee under the guarantee agreement.

    Any holder of preferred securities may institute and prosecute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the trust, the guarantee trustee or any other person or entity.

    We are required to provide to the guarantee trustee annually a certificate as to whether or not we are in compliance with all of the conditions and covenants applicable to us under the guarantee agreement.

TERMINATION OF THE GUARANTEE

    The guarantee will terminate and be of no further force and effect upon:

    - full payment of the redemption price of the preferred securities;

    - full payment of the amounts payable upon liquidation of the trust; or

    - distribution of the debentures to the holders of the preferred securities.

    If at any time any holder of the preferred securities must restore payment of any sums paid under the preferred securities or the guarantee, the guarantee will continue to be effective or will be reinstated with respect to such amounts.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

    The guarantee trustee, other than during the occurrence and continuance of our default in performance of the guarantee, undertakes to perform only those duties as are specifically set forth in the guarantee. When an event of default has occurred and is continuing, the guarantee trustee must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. The guarantee trustee is under no obligation to exercise any of the powers vested in it by the guarantee at the request of any holder of any preferred securities unless it is offered reasonable security indemnity against the costs, expenses and liabilities that might be incurred thereby;

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but this does not relieve the guarantee trustee of its obligations to exercise the rights and powers under the guarantee in the event of a default.

EXPENSE AGREEMENT

    We will, pursuant to the agreement as to expenses and liabilities entered into by us and the trust under the trust agreement, irrevocably and unconditionally guarantee to each person or entity to whom the trust becomes indebted or liable, the full payment of any costs, expenses or liabilities of the trust, other than obligations of the trust to pay to the holders of the preferred securities or other similar interests in the trust of the amounts due to the holders pursuant to the terms of the preferred securities or other similar interests, as the case may be. Third party creditors of the trust may proceed directly against us under the expense agreement, regardless of whether they had notice of the expense agreement.

GOVERNING LAW

    The guarantee will be governed by Delaware law.

                  RELATIONSHIP AMONG THE PREFERRED SECURITIES,
                        THE DEBENTURES AND THE GUARANTEE

FULL AND UNCONDITIONAL GUARANTEE

    We irrevocably guarantee, as and to the extent described in this prospectus, payments of distributions and other amounts due on the preferred securities, to the extent the trust has funds available for the payment of these amounts. We and the trust believe that, taken together, our obligations under the debentures, the indenture, the trust agreement, the expense agreement and the guarantee agreement provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of payment of distributions and other amounts due on the preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes a guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the obligations of the trust under the preferred securities.

    If and to the extent that we do not make payments on the debentures, the trust will not pay distributions or other amounts due on the preferred securities. The guarantee does not cover payment of distributions when the trust does not have sufficient funds to pay the distributions. In this event, the remedy of a holder of preferred securities is to institute a legal proceeding directly against us for enforcement of payment of the distributions to the holder. Our obligations under the guarantee are subordinated and junior in right of payment to all of our other indebtedness.

SUFFICIENCY OF PAYMENTS

    As long as payments of interest and other payments are made when due on the debentures, these payments will be sufficient to cover distributions and other payments due on the preferred securities, primarily because:

    - the aggregate principal amount of the debentures will be equal to the sum of the aggregate stated liquidation amount of the trust securities;

    - the interest rate and interest and other payment dates on the debentures will match the distribution rate and distribution and other payment dates for the preferred securities;

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    - we will pay for any and all costs, expenses and liabilities of the trust, except the obligations of the trust to pay to holders of the preferred securities the amounts due to the holders pursuant to the terms of the preferred securities; and

    - the trust will not engage in any activity that is not consistent with the limited purposes of the trust.

ENFORCEMENT RIGHTS OF HOLDERS OF PREFERRED SECURITIES

    A holder of any preferred security may institute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the guarantee trustee, the trust or any other person. A default or event of default under any of our senior or subordinated debt would not constitute a default or event of default under the trust agreement. In the event, however, of payment defaults under, or acceleration of, our senior or subordinated debt, the subordination provisions of the indenture provide that no payments may be made in respect of the debentures until the obligations have been paid in full or any payment default has been cured or waived. Failure to make required payments on the debentures would constitute an event of default under the trust agreement.

LIMITED PURPOSE OF THE TRUST

    The preferred securities evidence preferred undivided beneficial interests in the assets of the trust. The trust exists for the exclusive purposes of issuing the trust securities, investing the proceeds thereof in debentures and engaging in only those other activities necessary, advisable or incidental thereto. A principal difference between the rights of a holder of a preferred security and the rights of a holder of a debenture is that a holder of a debenture is entitled to receive from us the principal amount of and interest accrued on debentures held, while a holder of preferred securities is entitled to receive distributions from the trust (or from us under the guarantee) if and to the extent the trust has funds available for the payment of the distributions.

RIGHTS UPON DISSOLUTION

    Upon any voluntary or involuntary dissolution of the trust involving the liquidation of the debentures, the holders of the preferred securities will be entitled to receive, out of assets held by the trust, the liquidation distribution in cash. See "Description of the Preferred Securities--Liquidation Distribution Upon Dissolution" on page 30. Upon our voluntary or involuntary liquidation or bankruptcy, the property trustee, as holder of the debentures, would be a subordinated creditor of ours. Therefore, the property trustee would be subordinated in right of payment to all of our senior and subordinated debt, but is entitled to receive payment in full of principal and interest before any of our shareholders receive payments or distributions. Since we are the guarantor under the guarantee and have agreed to pay for all costs, expenses and liabilities of the trust other than the obligations of the trust to pay to holders of the preferred securities the amounts due to the holders pursuant to the terms of the preferred securities, the positions of a holder of the preferred securities and a holder of the debentures relative to our other creditors and to our stockholders in the event of liquidation or bankruptcy are expected to be substantially the same.

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                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

GENERAL

    The following discussion of certain of the material United States federal income tax considerations that may be relevant to the purchasers of the preferred securities, insofar as the discussion relates to matters of law and legal conclusions, represents the opinion of Kelley Drye & Warren LLP, special counsel to us and the trust. An opinion of counsel is not binding on the Internal Revenue Service ("IRS") or the courts. The conclusions expressed herein are based upon current provisions of the Internal Revenue Code of 1986, as amended, regulations thereunder and current administrative rulings and court decisions, all of which are subject to change at any time, with possible retroactive effect. Subsequent changes may cause tax consequences to vary substantially from the consequences described below. Furthermore, the authorities on which the following discussion is based are subject to various interpretations, and it is therefore possible that the federal income tax treatment of the purchase, ownership and disposition of preferred securities may differ from the treatment described below. No rulings have been or are expected to be sought from the IRS with respect to any of the transactions described herein and no assurance can be given that the IRS will not take contrary positions or will not challenge, successfully or otherwise, the opinions expressed herein.

    No attempt is made in the following discussion to comment on all United States federal income tax matters affecting purchasers of the preferred securities. Moreover, the discussion generally focuses on holders of the preferred securities who are United States persons who acquire the preferred securities on their original issue at their initial offering price and hold preferred securities as capital assets. United States persons include (i) an individual or resident of the United States; (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate the income of which is includable in its gross income for United States federal income tax purposes without regard to its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and at least one United States person has the authority to control all substantial decisions of the trust. The discussion does not address all the tax consequences that may be relevant to holders who may be subject to special tax treatment, such as, nonresident aliens, banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors or persons that will hold the preferred securities as a position in a "straddle," as part of a "synthetic security" or "hedge," as part of a "conversion transaction" or other integrated investment, or as other than a capital asset. The following discussion also does not address the tax consequences to persons that have a functional currency other than the U.S. dollar or the tax consequences to shareholders, partners or beneficiaries of a holder of the preferred securities. Further, it does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government should consult, and should rely exclusively on, the investor's own tax advisors in analyzing the federal, state, local and foreign tax consequences of the purchase, ownership or disposition of the preferred securities with regard to the particular tax consequences specific to that investor, which may vary for investors in different tax situations, and not addressed in the following discussion.

CLASSIFICATION OF THE DEBENTURES

    Kelley Drye & Warren LLP, special counsel for us and the trust, has rendered its opinion, based on qualifications and assumptions contained therein, that the debentures should be classified for federal income tax purposes as our indebtedness under current law, and, by acceptance of a preferred security, you, as a holder, covenant to treat the debentures as indebtedness and the preferred securities as evidence of an indirect beneficial ownership interest in the debentures. No assurance can be given, however, that this position will not be challenged by the IRS or, if challenged, that it will not be

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successful. The remainder of this discussion assumes that the debentures will be classified for United States federal income tax purposes as our indebtedness.

CLASSIFICATION OF THE TRUST

    Kelley Drye & Warren LLP, special counsel for us and the trust, has rendered its opinion that, under current law and assuming full compliance with the terms of the trust agreement and indenture, the trust will be classified for United States federal income tax purposes as a grantor trust and not as an association taxable as a corporation. Accordingly, for United States federal income tax purposes, you, as a holder of the preferred securities will be treated as owning an undivided beneficial interest in the debentures, and you will be required to include in your gross income any interest with respect to the debentures at the time such interest is accrued or is received, with respect to your pro rata share of the debentures in accordance with your method of accounting. As discussed below, if the debentures were determined to be subject to the original issue discount ("OID") rules, you, as a holder would instead be required to include in your gross income any OID accrued on a daily basis with respect to your allocable share of the debentures whether or not cash was actually distributed to you.

INTEREST PAYMENT PERIOD AND ORIGINAL ISSUE DISCOUNT

    Under applicable Treasury Regulations, debt instruments such as the debentures, which are issued at face value will not be considered issued with OID, even if their issuer can defer payments of interest, if the likelihood of any deferral is remote. Assuming the accuracy of the conclusion as set forth below that the likelihood of exercising our option to defer payments is remote, the debentures will not be treated as issued with OID. Accordingly, except as set forth below, stated interest on the debentures generally will be included in your income as ordinary income at the time it is paid or accrued in accordance with your regular method of accounting.

    A debt instrument will generally be treated as issued with OID if the stated interest on the instrument does not constitute "qualified stated interest." Qualified stated interest is generally any one of a series of stated interest payments on an instrument that are unconditionally payable at least annually at a single fixed rate. In determining whether stated interest on an instrument is unconditionally payable and thus constitutes qualified stated interest, remote contingencies as to the timely payment of stated interest are ignored. In the case of the debentures, we have concluded that the likelihood of exercising our option to defer payments of interest is remote. This is in part because we have commenced paying dividends on our common stock and intend to continue to do so, and we would be unable to continue paying these dividends which could adversely affect the market for our common stock if we deferred our payments under the debentures.

    The Treasury Regulations referred to above have not been interpreted by any court decisions or addressed in any ruling or other pronouncements of the IRS referred to above, and it is possible that the IRS could take a position contrary to the conclusions herein.

    If the likelihood that we would exercise the option to defer any payment of interest was determined not to be "remote" or if we actually exercise our option to defer the payment of interest, the debentures would be treated as issued with OID at the time of issuance or at the time of such exercise, as the case may be, and all stated interest would thereafter be treated as OID as long as the debentures remained outstanding. In such event, all of your taxable interest income in respect of the debentures would constitute OID that would accrue on a daily basis and be includable in your income before the receipt of the cash attributable to such income, regardless of your method of tax accounting, and actual distributions of stated interest would not be reported separately as taxable income. Consequently, you, as a holder of the preferred securities would be required to include such OID in gross income even though we would not make any actual cash payments during an extension period.

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    Because income on the preferred securities will constitute interest, corporate holders of preferred securities will not be entitled to a dividends-received deduction with respect to any income recognized with respect to the preferred securities.

MARKET DISCOUNT AND ACQUISITION PREMIUM

    Holders of preferred securities other than a holder who purchased the preferred securities upon original issuance or who purchased for a price other than the first price at which a substantial amount of the preferred securities were sold for money other than to a bond house, broker, or other person acting as an underwriter, placement agent or wholesaler may be considered to have acquired their undivided interests in the debentures with "market discount" or "acquisition premium" as these phrases are defined for federal income tax purposes. Such holders are advised to consult their tax advisors as to the income tax consequences of the acquisition, ownership and disposition of the preferred securities.

RECEIPT OF DEBENTURES OR CASH UPON DISSOLUTION OF THE TRUST

    Under the circumstances described under "Description of the Preferred Securities--Liquidation Distribution Upon Dissolution" on page 30, the debentures may be distributed to holders of the preferred securities upon a liquidation of the trust. Under current United States federal income tax law, such a distribution would be treated as a nontaxable event to the holder and would result in the holder having an aggregate tax basis in the debentures received in the liquidation equal to the holder's aggregate tax basis in the preferred securities immediately before the distribution. A holder's adjusted tax basis in the preferred securities generally will be its initial purchase price increased by OID, if any, previously includible in the holder's gross income to the date of disposition and decreased by payments, if any, received on the preferred securities in respect of OID to the date of disposition. A holder's holding period in debentures received in liquidation of the trust would include the period for which the holder held the preferred securities.

    If, however, a Tax Event occurs which results in the trust being treated as an association taxable as a corporation, the distribution would likely constitute a taxable event to holders of the preferred securities. Under certain circumstances described herein, the debentures may be redeemed for cash and the proceeds of the redemption distributed to holders in redemption of their preferred securities. Under current law, such a redemption should constitute a taxable disposition of the redeemed preferred securities, and, for United States federal income tax purposes, a holder should therefore recognize gain or loss as if the holder sold the preferred securities for cash. Such holder would recognize gain or loss in an amount equal to the difference between the cash received upon redemption and the holders adjusted tax basis in the preferred securities.

DISPOSITION OF PREFERRED SECURITIES

    A holder that sells preferred securities will recognize gain or loss equal to the difference between the amount realized on the sale of the preferred securities and the holder's adjusted tax basis in the preferred securities, as defined above. A gain or loss of this kind will generally be a capital gain or loss and will be a long-term capital gain or loss if the preferred securities have been held for more than one year at the time of sale.

    The preferred securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest with respect to the underlying debentures. A holder that disposes of its preferred securities between record dates for payments of distributions thereon will be required to include accrued but unpaid interest on the debentures through the date of disposition in income as ordinary income, and to add the amount to its adjusted tax basis in its proportionate share of the underlying debentures deemed disposed of. Any OID included in income will increase a holder's adjusted tax basis

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as discussed above. To the extent the selling price is less than the holder's adjusted tax basis a holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

EFFECT OF POSSIBLE CHANGES IN TAX LAWS

    In a case filed in the U.S. Tax Court, Enron Corp. v. Commissioner, Tax Court Docket No. 6149-98, the IRS challenged the deductibility for federal income tax purposes of interest paid on securities which are similar, but not identical, to the preferred securities. The parties filed a stipulation of settled issues, a portion of which stipulated that there shall be no adjustment for the interest deducted by the taxpayer with respect to the securities. The IRS may also challenge the deductibility of interest paid on the debentures, which, if such challenge were litigated resulting in the IRS's position being sustained, would trigger a Tax Event and possibly a redemption of the preferred securities.

    Accordingly, there can be no assurance that a Tax Event will not occur. A Tax Event would permit us, upon approval of the Federal Reserve, if then required, to cause a redemption of the preferred securities before, as well as after, September 30, 2006.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    Interest paid, or, if applicable, OID accrued, on the preferred securities held of record by individual citizens or residents of the United States, or certain trusts, estates and partnerships, will be reported to the IRS on Forms 1099-INT, or, where applicable, Forms 1099-OID, which forms should be mailed to the holders by January 31 following each calendar year. Payments made on, and proceeds from the sale of, the preferred securities may be subject to a "backup" withholding tax (currently at 31%) unless the holder complies with certain identification and other backup withholding requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the holder's federal income tax liability, provided the required information is provided to the Internal Revenue Service.

    THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON THE PARTICULAR SITUATION OF A HOLDER OF THE PREFERRED SECURITIES. HOLDERS OF THE PREFERRED SECURITIES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE PREFERRED SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS AND PARTICULARLY WITH REGARD TO THE TAX CONSEQUENCES WHICH VARY FOR INVESTORS IN DIFFERENT TAX SITUATIONS.

                              ERISA CONSIDERATIONS

    Employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), or Section 4975 of the Internal Revenue Code, generally may purchase preferred securities, subject to the investing fiduciary's determination that the investment in preferred securities satisfies ERISA's fiduciary standards and other requirements applicable to investments by the plan.

    In any case, we and/or any of our affiliates may be considered a "party in interest" (within the meaning of ERISA) or a "disqualified person" (within the meaning of Section 4975 of the Internal Revenue Code) with respect to certain plans. These plans generally include plans maintained or sponsored by, or contributed to by, any such persons with respect to which we or any of our affiliates are a fiduciary or plans for which we or any of our affiliates provide services. The acquisition and ownership of preferred securities by a plan (or by an individual retirement arrangement or other plans described in Section 4975(e)(1) of the Internal Revenue Code) with respect to which we or any of our affiliates are considered a party in interest or a disqualified person may constitute or result in a

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prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code, unless the preferred securities are acquired pursuant to and in accordance with an applicable exemption.

    As a result, plans with respect to which we or any of our affiliates or any of its affiliates is a party in interest or a disqualified person should not acquire preferred securities unless the preferred securities are acquired pursuant to and in accordance with an applicable exemption. Any other plans or other entities whose assets include plan assets subject to ERISA or
Section 4975 of the Internal Revenue Code proposing to acquire preferred securities should consult with their own counsel.

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                                  UNDERWRITING

    Subject to the terms and conditions of the underwriting agreement among us, the trust and the underwriters named below, for whom Stifel, Nicolaus & Company, Incorporated, Legg Mason Wood Walker, Incorporated and Friedman, Billings, Ramsey & Co., Inc. are acting as representatives, the underwriters have severally agreed to purchase from the trust, and the trust has agreed to sell to them, an aggregate of 1,400,000 preferred securities in the amounts set forth below opposite their names.

                                                                  NUMBER OF
UNDERWRITERS                                                 PREFERRED SECURITIES
------------                                                 --------------------
Stifel, Nicolaus & Company, Incorporated...................          470,000
Legg Mason Wood Walker, Incorporated.......................          352,500
Friedman, Billings, Ramsey & Co., Inc......................          352,500
Bear, Stearns & Co. Inc....................................           40,000
Advest, Inc................................................           15,000
D.A. Davidson & Co.........................................           15,000
Fahnestock & Co. Inc.......................................           15,000
Ferris, Baker Watts, Inc...................................           15,000
J.J.B. Hilliard, W.L. Lyons, Inc...........................           15,000
Howe Barnes Investments, Inc...............................           15,000
Keefe, Bruyette & Woods, Inc...............................           15,000
McDonald Investments Inc...................................           15,000
Ryan, Beck & Co., Inc......................................           15,000
Sandler O'Neill & Partners, L.P............................           15,000
Stephens Inc...............................................           15,000
Redwine & Company, Inc.....................................            5,000
Security Investment Company of Kansas City.................            5,000
Smith, Moore & Co..........................................            5,000
Wunderlich Securities, Inc.................................            5,000
                                                                  ----------
  Total....................................................        1,400,000
                                                                  ==========

    Under the terms and conditions of the underwriting agreement, the underwriters are committed to accept and pay for all of the preferred securities, if any are taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or, in certain cases, the underwriting agreement may be terminated. In the underwriting agreement, the obligations of the underwriters are subject to approval of certain legal matters by their counsel, including, without limitation, the authorization and the validity of the preferred securities, and to various other conditions contained in the underwriting agreement, such as receipt by the underwriters' of officers' certificates and legal opinions.

    The underwriters propose to offer the preferred securities directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain securities dealers (who may include the underwriters) at this price, less a concession not in excess of $0.50 per preferred security. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $0.45 per preferred security to certain brokers and dealers. After the preferred securities are released for sale to the public, the offering price and other selling terms may from time to time be changed by the underwriters.

    The trust has granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to 210,000 additional preferred securities at the same price per preferred security to be paid by the underwriters for the other preferred securities being offered as set forth below. If the underwriters purchase any of the additional preferred securities under this option, each underwriter will be committed to purchase the additional shares in approximately the same proportion allocated to them in the table above. The underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the preferred securities being offered.

    If the underwriters exercise their option to purchase additional preferred securities, the trust will issue and sell to us additional common securities and we will issue and sell to the trust junior subordinated debentures in an aggregate principal amount equal to the total aggregate liquidation amount of the additional preferred securities being purchased under the option and the additional common securities sold to us.

    The table below shows the price and proceeds on a per security and aggregate basis. The proceeds to be received by the trust as shown in the table below do not reflect the underwriting commissions set forth on the cover page of this prospectus or estimated expenses of $160,000, in each case payable by us. See "Use of Proceeds" on page 21.

                                                         PER PREFERRED                  TOTAL WITH
                                                           SECURITY         TOTAL      OVERALLOTMENT
                                                         -------------   -----------   -------------
Public offering price..................................     $25.00       $35,000,000    $40,250,000
Proceeds to the trust..................................     $25.00       $35,000,000    $40,250,000
Underwriting fees to be paid by us.....................     $ 1.00       $ 1,400,000    $ 1,610,000
Net proceeds to us.....................................     $24.00       $33,600,000    $38,640,000

    The offering of the preferred securities is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for the purchase of the preferred securities.

    We and the trust have agreed to indemnify the several underwriters against several liabilities, including liabilities under the Securities Act of 1933.

    The preferred securities are expected to be approved for inclusion in the Nasdaq National Market, and trading is expected to commence on or prior to delivery of the preferred securities. The representatives have advised the trust that they presently intend to make a market in the preferred securities after the commencement of trading on Nasdaq, but no assurances can be made as to the liquidity of the preferred securities or that an active and liquid market will develop or, if developed, that the market will continue. The offering price and distribution rate have been determined by negotiations among our representatives and the underwriters, and the offering price of the preferred securities may not be indicative of the market price following the offering. The representatives will have no obligation to make a market in the preferred securities, however, and may cease market-making activities, if commenced, at any time.

    In connection with the offering, the underwriters may engage in transactions that are intended to stabilize, maintain or otherwise affect the price of the preferred securities during and after the offering, such as the following:

    - the underwriters may over-allot or otherwise create a short position in the preferred securities for their own account by selling more preferred securities than have been sold to them;

    - the underwriters may elect to cover any short position by purchasing preferred securities in the open market or by exercising the over-allotment option;

    - the underwriters may stabilize or maintain the price of the preferred securities by bidding;

    - the underwriters may engage in passive market making transactions; and

    - the underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if preferred securities previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise.

    The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the preferred securities to the extent that it discourages resales. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected in the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

    Because the National Association of Securities Dealers, Inc. may view the preferred securities as interests in a direct participation program, the offer and sale of the preferred securities is being made in compliance with the provisions of Rule 2810 under the NASD Conduct Rules. The underwriters have advised us that they will not make any sales to any accounts over which they exercise discretionary authority without the specific written approval of the customer.

    We have agreed to pay Friedman, Billings, Ramsey & Co., Inc. a fee of $125,000 for providing financial advisory and other services to us in connection with this offering, including its delivery to us of an opinion as to the fairness of this offering as required under our senior notes indenture. Friedman, Billings, Ramsey & Co., Inc. has, from time to time, performed investment banking and other services for us in the ordinary course of business and received fees from us for their services. In addition, Friedman, Billings, Ramsey & Co., Inc. owns warrants to purchase 591,000 shares of our common stock with an exercise price of $10 per share. The warrants remain exercisable until 2002 and, if the warrants are exercised, would represent less than 2.8% of our issued and outstanding shares as of June 30, 2001. Robert Kotecki, a Managing Director of Friedman, Billings, Ramsey & Co., Inc., is one of our directors. As of the date of this prospectus, Robert Kotecki owned in the aggregate 181,200 shares of our common stock, including 125,000 warrants to purchase shares of our common stock with an exercise price of $10 per share.

                                 LEGAL MATTERS

    Certain legal matters, including matters relating to federal income tax considerations, for us and the trust will be passed upon by Kelley Drye & Warren LLP, Vienna, Virginia, counsel to us and the trust. Certain legal matters will be passed upon for the underwriters by Lewis, Rice & Fingersh, L.C., St. Louis, Missouri. Kelley Drye & Warren LLP and Lewis, Rice & Fingersh, L.C. will rely on the opinion of Richards, Layton & Finger, P.A. as to matters of Delaware law. As of the date of this prospectus, certain members of Kelley Drye & Warren LLP owned in the aggregate approximately 22,500 shares of our common stock.

                                    EXPERTS

    Our consolidated financial statements as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference herein and in reliance upon the report of KPMG LLP, our independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN GET MORE INFORMATION

    This prospectus is a part of a Registration Statement on Form S-3 filed by us and the trust with the Securities and Exchange Commission under the Securities Act of 1933, with respect to the preferred securities, the debentures and the guarantee. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement. Statements contained in this prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Securities and Exchange Commission.

    We file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Our filings are available to the public over the Internet at the Securities and Exchange Commission's website at http://www.sec.gov. You may also inspect and copy these materials a the public reference facilities of the Securities and Exchange Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information.

    Each holder of the trust securities will receive a copy of our annual report at the same time as we furnish the annual report to the holders of our common stock.

    We "incorporate by reference" into this prospectus the information we file with the Securities and Exchange Commission, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file subsequently with the Securities and Exchange Commission will automatically update this prospectus. We incorporate by reference the documents listed below and any filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, after the initial filing of the registration statement that contains this prospectus and prior to the time that we sell all the securities offered by this prospectus:

    - Annual Report on Form 10-K for the year ended December 31, 2000.

    - Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001.

    - Current Reports on Form 8-K filed with the Securities and Exchange Commission on February 8, 2001 and July 18, 2001.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address: 3601 N.W. 63rd Street, Oklahoma City, Oklahoma 73116, Attention: Corporate Secretary, telephone (405) 841-2100.

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                               TABLE OF CONTENTS

                                          PAGE
                                        --------
Summary...............................      3
Selected Consolidated Financial and
  Other Data..........................     10
Risk Factors..........................     13
Special Note Regarding Forward-Looking
  Statements..........................     20
Use of Proceeds.......................     21
Capitalization........................     22
Accounting and Regulatory Treatment...     23
Description of The Trust..............     24
Description of The Preferred
  Securities..........................     25
Description of The Debentures.........     37
Book-Entry Issuance...................     45
Description of The Guarantee..........     47
Relationship Among the Preferred
  Securities, The Debentures and The
  Guarantee...........................     49
Certain Federal Income Tax
  Consequences........................     51
Erisa Considerations..................     54
Underwriting..........................     56
Legal Matters.........................     58
Experts...............................     58
Where You Can Get More Information....     58

                            ------------------------

    - YOU SHOULD ONLY RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT, AND OUR UNDERWRITERS HAVE NOT, AUTHORIZED ANY PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT.

    - WE ARE NOT, AND OUR UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

    - YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS IS ACCURATE AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS ONLY.

    - THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES.

                         1,400,000 PREFERRED SECURITIES

                        LOCAL FINANCIAL CAPITAL TRUST I

                             9.00% CUMULATIVE TRUST
                              PREFERRED SECURITIES

                          (LIQUIDATION AMOUNT $25 PER
                              PREFERRED SECURITY)

                     FULLY, IRREVOCABLY AND UNCONDITIONALLY
                     GUARANTEED ON A SUBORDINATED BASIS, AS
                        DESCRIBED IN THIS PROSPECTUS, BY

                                     [LOGO]

                            ------------------------

                                  $35,000,000
                         9.00% SUBORDINATED DEBENTURES
                                       OF
                                LOCAL FINANCIAL
                                  CORPORATION

                                ----------------

                                   PROSPECTUS
                               SEPTEMBER 10, 2001
                             ---------------------

                           STIFEL, NICOLAUS & COMPANY
                                  INCORPORATED

                             LEGG MASON WOOD WALKER
                                  INCORPORATED

                            FRIEDMAN BILLINGS RAMSEY

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